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                                                               Exhibit 4.(a)(xi)

                            ASSET PURCHASE AGREEMENT


        This Asset Purchase Agreement ("Agreement"), dated as of 29 September, 2000, by and between Madge Networks (New Jersey) Inc., a Delaware corporation, with principal offices at 625 Industrial Way West, Eatontown, New Jersey, 07724 (the "Seller") and YorkTel Acquisition Corporation, a New Jersey corporation, with principal offices at 1 Industrial Way West, Building E, Eatontown, New Jersey 07724 (the "Buyer").


                                    RECITALS

A. The Seller is engaged in the ISDN video networking business which involves the development, manufacture and sale of ISDN based switches primarily used for building video networks; supplying ISDN network simulation equipment used by network vendors in the development and testing of their ISDN products; research and development; and providing and supplying ISDN based video networking solutions.

B. The Seller and the Seller's Affiliates (as defined below) desire to sell and the Buyer desires to purchase the business described in Recital A, except for the part of the business which carries out the manufacturing function, which part of the Business the Seller and the Seller's Affiliates (as defined below) desire to sell to Freedom Vertical Technologies, Inc., a New Jersey Corporation with principal offices at 625 Industrial Way West, Eatontown, New Jersey, 07724 ("Freedom"). The manufacturing part of the business is hereinafter defined as the "Excluded Business" and the remaining business which the Buyer is acquiring pursuant to this Agreement is hereinafter defined as the "Business".

C. On the close of the sale of the Business by the Seller and the Seller's Affiliates (as defined below) to the Buyer, the Buyer is proposing to enter into a supply agreement with Freedom (the "Supply Agreement") whereby Freedom will manufacture and supply the products of the Business to the Buyer and will also supply RMA services (to be more particularly defined in the Supply Agreement) in respect of these products to the Buyer.

D. The sale of the Business by the Seller and the Seller's Affiliates (as defined below) to the Buyer, pursuant to the terms and conditions of this Agreement is conditional on the simultaneous close of the sale of the Excluded Business by the Seller and the Seller's Affiliates to Freedom and the terms of the Supply Agreement being on terms satisfactory to the Seller.

E. The Seller and the Seller's Affiliates have agreed to sell, and the Buyer has agreed to purchase, certain of the Seller's assets and the assets of the Seller's Affiliates used in the conduct of Business, but excluding the "Retained Assets" (as defined herein and listed in Section 2.02), and assume certain of the liabilities of the Business (as defined as the "Assumed Liabilities" in Section 3.02) in accordance with the terms and conditions of this Agreement.

        NOW THEREFORE, in consideration of the payments herein provided for and the mutual promises, representations, warranties and covenants herein contained and the mutual benefits to be derived herefrom, the Parties hereby agree as follows:

                                   ARTICLE 1

                                  DEFINITIONS

        Unless elsewhere defined herein, the following terms shall have the meanings set forth in this Article 1.

        "ACCESSSWITCH PRODUCTS" has the meaning set forth in section 4.06.

        "AFFILIATE" means, with respect to any Person, at the time in question, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition,



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"control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, employment, position or otherwise.

        "AGREEMENT" means this Asset Purchase Agreement.

        "ASSET CONSIDERATION" has the meaning set forth in Section 5.01(b).

        "ASSUMED LIABILITIES" has the meaning set forth in Section 3.02.

        "BUSINESS" has the meaning set forth in Recital B.

        "BUSINESS FINANCIAL STATEMENTS" means the unaudited, management prepared balance sheet of the Business for the quarter ended March 31, 2000, together with the information contained in the "WAVE 06/00 Results Pack" for the quarter ended June 30, 2000.

        "BUYER" has the meaning set forth in the introductory paragraph of this Agreement.

        "BUYER INDEMNITEES" shall have the meaning set forth in Section 13.01.

        "COMPUTER SOFTWARE" means all computer software, including computer software programs, program specifications, charts, procedures, source codes (including annotations), object codes, input data, diagnostic and other routines, data bases, disks, documentation, operating manuals, related systems data, source programs, report layouts and formats, record layouts, diagrams, program libraries, and any other documentation in those application areas that may pertain to any data processing system or operation, developed, owned or used by the Seller or any of the Seller's Affiliates with respect to the Business. For the purposes of this definition, the term "computer software programs" includes any set of arithmetic and/or logical instructions meant to run on, or to control the operation of any computer (i) whether those instructions are a complete program, a collection of programs making up a subsystem or system, or are merely subroutines or meant to operate in conjunction with other software, and (ii) whether such instructions must be run throughout another computer program before being useable on a computer, whether such instructions can be used at execution time only in conjunction with another computer program (i.e. an "interpreter") or whether such instructions are in a form that can be run on a computer "as is," except for any necessary interfaces with the computer's microcode, operating system or reference-resolving routines; provided, that there shall be excluded from this definition the Computer Software listed in Schedule A (the "Excluded Computer Software").

        "CLOSING" means the closing of the transactions contemplated by this Agreement.

        "CLOSING CONDITIONS" has the meaning set forth in section 2.01.

        "CLOSING DATE" has the meaning set forth in Section 11.01.

        "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended from time to time.

        "CONTRACTS" means all contracts, agreements, leases, licenses, instruments, commitments, quotations, bids, undertakings, arrangements or understandings of any kind, written or oral, to which or by which the Seller or any Seller's Affiliate with respect to the Business is a party or otherwise bound or to which or by which any of the Purchased Assets or Assumed Liabilities are subject, including, without limitation, customer agreements, maintenance agreements, VAR agreements, service agreements, MASP agreements, software license agreements, purchase orders, sales orders, distributor agreements, sales and representative agreements, supplier agreements, subcontractor agreements, warranty agreements, employment and consulting agreements, guaranty agreements, confidentiality agreements and non-compete agreements, but excluding (a) any inter-company agreements entered into by the Seller or any Sellers' Affiliate with other members of the Madge group and (b) the Hibbings Agreement (subject to the terms of section 4.12).

        "CUSTOMER SERVICE INVENTORY AND CUSTOMER SERVICE INVENTORY CONSIDERATION" have the meanings set forth in section 4.02.



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        "DISCLOSURE SCHEDULES" or "SCHEDULE" mean the schedules attached to this
Agreement.

        "EMPLOYEE PENSION BENEFIT PLAN" has the meaning set forth in ERISA
Section 3(2).

        "EMPLOYEE WELFARE BENEFIT PLAN" has the meaning set forth in ERISA
Section 3(2).

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "EXCLUDED BUSINESS" has the meaning set forth in Recital B.

        "EXCLUDED COMPUTER SOFTWARE" has the meaning set forth in the definition of "Computer Software."

        "FIXED ASSETS AND EQUIPMENT" means the fixed assets and equipment of the Seller and of the Seller's Affiliates used in the Business which the Buyer chooses to purchase at the Closing.

        "FIXED CONSIDERATION" has the meaning set forth in Section 5.01(a).

        "FREEDOM" has the meaning set forth in Recital B.

        "GOVERNMENTAL AUTHORITY" means any federal, state, local or foreign government, political subdivision or governmental or regulatory authority, agency, board, bureau, commission, instrumentality or court, or quasi-governmental authority in whatever jurisdiction.

        "HIBBINGS AGREEMENT" means the arrangement with K-Byte Hibbing Manufacturing (which shall be referred to as "Hibbings" in this Agreement), as at the Closing, pursuant to which the Seller sells certain inventory items to Hibbings which Hibbings then incorporates into boards manufactured by Hibbings for onward sale to the Seller as a finished product of the Business.

        "HIBBINGS BOARDS" has the meaning set forth in section 4.12.

        "HIBBINGS INVENTORY" has the meaning set forth in section 4.12.

        "HIBBINGS MONTHLY REPORT" has the meaning set forth in section 4.12.

        "HIPAA" means the Health Insurance Portability and Accountability Act of 1996.

        "INITIAL PERIOD" has the meaning set forth in section 4.03.

        "INTELLECTUAL PROPERTY" means the intellectual property owned or used by the Seller or any Seller's Affiliate with respect to the Business, including, without limitation:

        (a) all United States and foreign trademarks and service marks (whether common law or registered), trade dress, logos, and trade names, together with all translations, adaptations, derivatives, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith;

all inventions (whether patentable or unpatentable, and whether or not reduced to practice), all improvements thereto, and all United States and foreign patents, patent applications, and invention disclosures (including, without limitation, those in Computer Software), together with all reissues, continuations, revisions, extensions, divisions, and reexaminations thereof;

all copyrightable works, all United States and foreign copyrights (including, without limitation, those in Computer Software), and all United States and foreign applications, registrations, and renewals in connection therewith;

all trade secrets and confidential business information (including ideas, concepts, research and development, know-how, technology, formulas, compositions, processes and techniques, technical data, designs, drawings, schematics, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals).

all Computer Software; and



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all copies and tangible embodiments of any of the foregoing (in whatever form or medium, including electronic media)

all licenses, sublicenses, assignments in respect thereto and rights thereunder, remedies against infringements thereof and rights to protection of interest therein relating to the items in classes (a) - (e) above.

        "INVENTORY" shall include (i) component and subassembly items; (ii) spare parts and refurbished products (RMA); and (iii) last time buy items, that are required for the ongoing manufacture of the products of the Business following the Closing Date.

        "INVENTORY COMPONENT LIST" has the meaning set forth in section 4.08.

        "INVENTORY SUMMARY" has the meaning set forth in section 4.01.

        "LEASED PROPERTY" has the meaning set forth in Section 2.01(e).

        "LIEN(S)" means any lien, mortgage, charge, pledge, hypothecation, security interest, claim, or other encumbrance of a similar nature.

        "LOSS" means all liabilities (whether known or unknown, matured or unmatured, stated or unstated, fixed or contingent), obligations, damages of any kind (including, without limitation, general, special, incidental and consequential damages), judgments, liens, injunctions, charges, orders, decrees, rulings, demands, claims, losses, dues, assessments, Taxes, fines, expenses, fees, costs, penalties and amounts paid in settlement (including reasonable attorneys' and expert fees and disbursements in connection with investigating, defending or settling any action or threatened action).

        "LUCENT CLAIMS" means any claim asserted by Lucent Technologies or its Affiliates in respect of the patents listed on Exhibit A.

        "MADGE N.V." means Madge Networks N.V., the Seller's parent company.

        "MONTHLY REPORTS" has the meaning set forth in section 4.10.

        "PARTY" means the Buyer or the Seller, referred to individually, and "PARTIES" means the Buyer and the Seller referred to collectively.

        "PERMITS" has the meaning set forth in Section 2.01(h).

        "PERSON" means an individual, corporation, limited liability company, partnership, association, estate, trust, unincorporated organization, Governmental Authority, or other entity or organization.

        "PROFIT STATEMENT" has the meaning set forth in section 5.01(a).

        "PURCHASE ORDER" has the meaning set forth in section 4.09.

        "PURCHASE PRICE" has the meaning set forth in Section 5.01.

        "PURCHASED ASSETS" has the meaning set forth in Section 2.01.

        "RELATED AGREEMENTS" means the agreements contemplated by this Agreement relating to the transactions contemplated hereby, including those attached to this Agreement as Exhibits.

        "RETAINED ASSETS" has the meaning set forth in Section 2.02.

        "RETAINED LIABILITIES" has the meaning set forth in Section 3.01.

        "REQUIRED SURPLUS ITEMS" has the meaning set forth in section 4.04.

        "SALE AGREEMENT" means the agreement to be entered into at the Closing between the Seller and Freedom in relation to the sale of the Excluded Business to Freedom.

        "SELLER" has the meaning set forth in the introductory paragraph of this Agreement.

        "SELLER EMPLOYEE BENEFIT PLANS" has the meaning set forth in Section
6.18.



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        "SELLER INDEMNITEES" shall have the meaning set forth in Section 13.02.

        "SIX MONTH PRODUCTION SCHEDULES" has the meaning set forth in section 4.03.

        "SUPPLY AGREEMENT" has the meaning set forth in Recital C.

        "SURPLUS ITEMS" has the meaning set forth in section 4.04

        "TAX" means any federal, state or local tax or any foreign tax (including, without limitation, any tax upon or in relation to the following, net income, gross income, profits, premium, estimated, excise, sales, value added, services, use, occupancy, gross receipts, franchise, license, ad valorem, severance, capital levy, production, stamp, transfer, withholding, employment, unemployment, social security (including FICA), payroll or property tax, customs duty or any other governmental charge or assessment) together with any interest, addition to tax, or penalty.

        "TAX CODE" means the Internal Revenue Code of 1986, as amended.

        "TECHNICAL SUPPORT SERVICES" means the technical support services the Buyer is providing to the customers of the Business through the Buyer's national service desk as at the Closing.

        "THIRD PARTY CLAIM" has the meaning set forth in Section 13.04.

        "TOKEN RING BUSINESS" means the manufacture and sale of certain token ring products and ATM equipment by the Seller and the Seller's Affiliates in the US and Canada for and on behalf of Madge Logistics.

        "TOTAL PURCHASED INVENTORY COST" has the meaning set forth in Section 4.10.

        "TOTAL UTILIZED INVENTORY COST" has the meaning set forth in section
4.10.

        "TOTAL UTILIZED HIBBINGS INVENTORY COST" has the meaning set forth in section 4.12.

        "TRANSFERRING EMPLOYEES" means the employees listed in Schedule 2.01(j).

        "TUPE" means the Transfer of Undertakings (Protection of Employment) Regulations 1981.

        "UK TRANSFERRING EMPLOYEES" means those Transferring Employees who are employed in the United Kingdom.

                                   ARTICLE 2

                           SALE AND PURCHASE OF ASSETS

        2.01 PURCHASED ASSETS. On the terms and subject to the conditions of this Agreement, and for the consideration set forth in Article 5, the Seller shall sell, assign, transfer and convey, and shall cause the Seller's Affiliates to sell, assign, transfer and convey to the Buyer, free and clear of all Liens, and the Buyer shall purchase all of the right, title and interest of the Seller or the Seller's Affiliates in and to the following assets:

        (a) Fixed Assets and Equipment. The Fixed Assets and Equipment. Schedule 2.01(a) lists the Fixed Assets and Equipment.

        (b) Customer Service Inventory. The Customer Service Inventory, which shall be purchased and paid for in accordance with section 4.02.

        (c) Required Surplus Items. The Required Surplus Items, which shall be purchased and paid for in accordance with section 4.04.

        (d) Other Items of Inventory. Any other items of Inventory (not being Customer Service Inventory or Required Surplus Items), which shall be purchased in accordance with section 4.

        (e) Contracts. All Contracts, except for the real property lease agreement covering the Seller's premises at 625 Industrial Way West, Eatontown, New Jersey 07724 (the "Leased Property").



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Schedule 2.01(e) lists all written Contracts and all known oral Contracts, including the parties thereto and the general subject matter thereof.

        (f) Lists and Records. All books and records, customer and supplier lists, records and files, sales, cost and shipping records, sales and marketing materials and other lists and documents related to the Business, and all employment records related to the Transferring Employees (except that the Seller shall not transfer any employment records until such employees have formally accepted an offer of employment from the Buyer); provided, that for the avoidance of doubt, the Seller and the Seller's Affiliates (as the case may be) shall retain all financial, accounting and tax records of the Business.

        (g) Intellectual Property. All Intellectual Property, including, without limitation, the Intellectual Property set forth on Schedule 2.01(g), but excluding (i) the "Madge" logo, (ii) the "Madge" name, provided that Buyer shall have a non-exclusive license to use the "Madge" name for the period of time and for the purposes as provided for in Section 8.05 herein, (iii) certain patents which relate to both the products of the Business and products of other companies within the Seller's affiliated group, and (iv) certain trademarks which include the Madge name, provided that Buyer shall have a non-exclusive license to use such patents and trademarks as Buyer may require to carry on the Business following the Closing in accordance with the terms of Section 8.07 herein.

        (h) Government Permits and Licenses. All of the permits, licenses, orders, certifications, approvals, consents, and other governmental or regulatory authorizations issued to the Seller (the "Permits") in connection with the Business. Schedule 2.01(h) lists all such Permits.

        (i) Claims Against Third Parties. All rights of Seller or any of Seller's Affiliates against third parties for claims, actions, suits, proceedings and demands of any nature relating to the Purchased Assets relating to any period after the Closing Date.

        (j) Employees. All Transferring Employees. Schedule 2.01(j) lists all of the Transferring Employees.

        (k) Goodwill. All of the goodwill of the Business.

together the "Purchased Assets". The sale and purchase of the Purchased Assets shall take place on the Closing Date apart from the sale and purchase of the Required Surplus Items and any other items of Inventory not being Customer Service Inventory, which shall be purchased at the times specified in sections
4.04 and 4.03, 4.10 and 4.11, respectively. The sale and purchase of those Purchased Assets which are due to take place on the Closing Date shall be conditional on (x) the simultaneous close of the sale of the Excluded Business by the Seller to Freedom and (y) the Supply Agreement containing terms and conditions acceptable to the Seller (the "Closing Conditions"). Each of the Parties shall use their best endeavors to procure that the Closing Conditions are satisfied at the Closing. In the event that the Closing Conditions are not satisfied, all the obligations and liabilities of the Parties under this Agreement (other than pursuant to sections 8.09 (Payment of Transaction Fees),
14.08 (Governing Law), 14.10 (Public Announcements) and 14.12 (Confidential Information)) shall cease and terminate and neither of the Parties shall have a claim against the other.

        2.02 RETAINED ASSETS. Notwithstanding the foregoing, the following assets shall be retained by the Seller or any of the Seller's Affiliates (as the case may be) and shall not be included in the Purchased Assets (the "Retained Assets"):

        (a) Excluded Business. The Excluded Business and all assets, properties and rights of the Excluded Business.

        (b) Token Ring Business. The Token Ring Business and all assets, properties and rights of the Token Ring Business.



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        (c) Cash. The aggregate cash balances of the Business as of the Closing
Date.

        (d) Accounts Receivable. The accounts receivable of the Seller and of the Seller's Affiliates with respect to the Business as at the Closing Date.

        (e) Inventory Items. The items of Inventory which the Buyer does not purchase after the Closing Date.

        (f) Fixed Assets and Equipment. Any fixed assets and equipment of the Seller and of the Seller's Affiliates used in the Business which the Buyer does not purchase at the Closing Date.

        (g) Tax Benefit. The tax benefit which may be realized (together with any amounts receivable by Seller or any other company within the Seller's affiliated group) in respect of the cumulative net operating losses of Seller accumulated prior to the Closing or in respect of taxation paid or payable by Seller or such other company within Seller's affiliated group in connection with the operation of the Business prior to the Closing.

        (h) Certain Intellectual Property. The Excluded Computer Software listed on Schedule A, the "Madge" logo which the Buyer shall not be licensed or otherwise permitted to use, the "Madge" name which the Buyer shall be licensed and permitted to use as provided for in Section 8.05 herein, certain patents which relate to both the products of the Business and products of other companies within the Seller's affiliated group, and certain trademarks which include the Madge name; provided that Buyer shall be licensed and permitted to use such patents and trademarks which it may require to carry on the Business as provided for in Section 8.07 herein.

        (i) Related Rights. All claims and rights of, related to or arising from, any of the Retained Assets or Retained Liabilities.

        (j) Shareholders Equity. The Seller's shareholders' equity.

        (k) Leased Property and Leasehold Improvements. The real property lease agreement, the Seller's leasehold improvements with respect to the Leased Property and all rent and security deposits relating to the Leased Property.

                                   ARTICLE 3

                                  LIABILITIES

        3.01 RETAINED LIABILITIES. Except for those specific liabilities and obligations provided for in Section 3.02, the Buyer shall not assume, be liable for or pay, and the Seller or the Seller's Affiliates (as the case may be) shall retain, be liable for and pay, any liability or obligation (whether known or unknown, matured or unmatured, stated or unstated, fixed or contingent) of the Seller or the Seller's Affiliates accruing with respect to, or arising from or relating to, the operation of the Business or the ownership of the Purchased Assets prior to the Closing (the "Retained Liabilities"), including, without limitation, the following:

        (a) Excluded Business: All liabilities and obligations of the Excluded Business.

Token Ring Business. All liabilities and obligations of the Token Ring Business.

        (b) Accounts Payable. All accounts payable of the Seller and of the Seller's Affiliates with respect to the Business as at the Closing Date.

        (c) Intercompany Payables. All intercompany accounts payable.

        (d) Provisions and Accruals. All provisions and accruals.



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        (e) Lease Obligations. All obligations with respect to the real property lease for the Leased Property.

        (f) Retained Assets. Any liability or obligation under or in connection with the Retained Assets.

        (g) Taxes. Any federal, state, local or other foreign Tax payable with respect to the Business or the Purchased Assets for any period prior to the Closing.

        (h) Indebtedness. Any indebtedness of the Seller or the Seller's Affiliates for borrowed money.

        (i) Claims. All liabilities of the Seller or the Seller's Affiliates with respect to any claim, litigation or proceeding accruing with respect to, or arising from or relating to the operation of the Business or the ownership of the Purchased Assets prior to the Closing, including, without limitation, those matters set forth on Schedule 6.14.

        (j) Employees. All liabilities, obligations, payments, benefits, costs and expenses: (i) accruing, or arising from or relating to any period, prior to the Closing with respect to the Transferring Employees and all former employees of the Business whose employment terminated before the Closing including any salary, wage, bonus, severance or other benefit which accrues prior to the Closing, but is payable after the Closing; (ii) accruing under any Seller Employee Benefit Plan, whether before or after the Closing, including in connection with the termination of any Transferring Employee's participation under such plan; or (iii) relating to any claims made by UK Transferring Employees with respect to their employment accruing or arising from any period prior to the Closing, notwithstanding the Buyer's agreement to comply with TUPE.

        (k) Warranty. Except for such warranty liabilities and obligations expressly assumed by the Buyer pursuant to Section 3.02(c), all warranty liability of the Seller or the Seller's Affiliates, including without limitation, for claims related to the Business under the Seller's written manufacturer warranties which arise and are presented prior to the Closing Date.

        3.02 ASSUMPTION OF LIABILITIES. As further consideration for the acquisition of the Purchased Assets, the Buyer shall assume and agrees to pay, perform and discharge only the following liabilities and obligations of the Seller or the Seller's Affiliates (as the case may be) with respect to the Business (the "Assumed Liabilities"):

        (a) Contracts. Liabilities and obligations under the Contracts to the extent that such liabilities and obligations, accrue with respect to, arise from, or relate to the operation of the Business by the Buyer after the Closing.

        (b) Transferring Employees. All liabilities, obligations, costs and expenses accruing after the Closing with respect to the employment of the Transferring Employees wherever such Transferring Employees are employed. In relation to the UK Transferring Employees, the Buyer shall also assume and agrees to pay, perform and discharge all liabilities, obligations, costs and expenses arising out of or in connection with (i) any change in the working conditions of any of the Transferring Employees occurring on or after the Closing; or (ii) the employment on or after the Closing of any of the Transferring Employees other than on terms at least as good as those enjoyed immediately prior to the Closing (excluding any right, entitlement, benefit or interest with respect to a stock option, stock purchase or other equity plan) or the termination of the employment of any of them on or after the Closing; or
(iii) any claim of any kind by any Transferring Employee for any remedy as a result of any act or omission of the Buyer or any of the Buyer's Affiliates after the Closing.



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         (c) Warranty. All liabilities and obligations of the Seller for claims related to the Business under the Seller's written manufacturer warranties (copies of which are attached hereto in Schedule 2.01(e)) which arise prior to or after the Closing, but which are presented after the Closing.

         (d) Prepaid Service. All liabilities and obligations of the Seller to carry out the prepaid service commitments outstanding as at the Closing.

         (e) Non-Product Related Purchase Orders. The non-product related purchase orders which are open on the Closing Date and which have been approved and accepted by the Buyer prior to the Closing Date as designated on the attachment to Schedule 6.06 to this Agreement.

                                   ARTICLE 4
                                    INVENTORY

         4.01 INVENTORY SUMMARY. Prior to the Closing the Buyer and the Seller shall agree a true and complete summary of the Inventory as at the Closing Date, which summary shall list separately the Customer Service Inventory which shall be purchased by the Buyer pursuant to section 4.02 below. This summary is set forth in Schedule 4.01 to this Agreement and is hereinafter defined as the "Inventory Summary".

         4.02 CUSTOMER SERVICE INVENTORY. The Customer Service Inventory shall be purchased by the Buyer at the Closing in accordance with section 2.01 above. The consideration to be paid by the Buyer for the Customer Service Inventory shall be the total sum of $218,718.00 (the "Customer Service Inventory Consideration"). The Buyer shall pay the Customer Service Inventory Consideration in six equal installments of $36,453.00 over a period of five months following the Closing, the first such installment to be paid by the Buyer in cash or immediately funds on the Closing Date, the second installment in cash or immediately available funds on the last business day of October, 2000 and the remaining four installments to be paid on the last business day of each month until the Customer Service Inventory has been paid in full.

The Customer Service Inventory Consideration shall bear interest at an annual rate equal to the Interest Rate as defined in section 5.01 which shall be paid at the same time as the installments. In the event that any amount due by the Buyer in respect of the Customer Service Inventory Consideration is not paid within thirty days of the due date the amount shall bear interest at twice the Interest Rate until payment of the amount due has been paid in full.

         4.03 SIX MONTH PRODUCTION SCHEDULES. The Buyer shall deliver the following production schedules to the Seller:

         (a) At or prior to the Closing, a production schedule of the products of the Business to be manufactured in the six month period following the Closing Date (the "Initial Period"); and

         (b) At least one (1) month in advance of the end of the Initial Period, a production schedule of the products of the Business to be manufactured in the six month period following the Initial Period such production schedules shall hereinafter be defined as the "Six Month Production Schedules".

The Buyer agrees that it shall be committed to purchase all the items of Inventory required to build the products identified in the Six Month Production Schedules and the Seller agrees that it will commit to supply to the Buyer all the items of Inventory required to build the products on such production schedules. The sale and purchase of such items of Inventory shall be in accordance with the procedure set out in sections 4.09, 4.10 and 4.11 below.

         4.04 REQUIRED SURPLUS ITEMS. At the end of the twelve month period following the Closing (the "Twelve Month Period"), the Buyer shall be entitled to purchase any or all items of Inventory not identified in the Six Month Production Schedules (the "Surplus Items") such right being

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exercisable by the Buyer notifying the Seller in writing of the Surplus Items it wishes to purchase (the "Required Surplus Items") at any time prior to the end of the Twelve Month Period. The price to be paid by the Buyer for any Surplus Items it wishes to purchase shall be the lower of the book value or the appraised value (if obtained by the Buyer before the end of the Twelve Month Period). The total consideration to be paid by the Buyer for the Required
Surplus Items (the "Required Surplus Items Consideration") shall be payable by the Buyer in six equal installments over a period of five months following the end of the Twelve Month Period, the first such installment to be paid by the Buyer in cash or immediately available funds at the end of the Twelve Month Period and the remaining five installments to be paid on the last business day day of each month until the Required Surplus Items Consideration has been paid in full.

The Required Surplus Items Consideration shall bear interest at an annual rate equal to the Interest Rate as defined in section 5.01 which shall be paid at the same time as the installments. In the event that any amount due by the Buyer in respect of the Required Surplus Items Consideration is not paid within thirty days of the due date the amount shall bear interest at twice the Interest Rate until payment of the amount due has been paid in full.

The Seller shall be entitled at any time after the end of the Twelve Month Period, to sell all the Surplus Items or those Surplus Items not purchased by the Buyer pursuant to this section as the case may be, to a third party other than the Buyer or to otherwise dispose of such items in any manner whatsoever.

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         4.05 EXCLUSIVE TWELVE MONTH PERIOD. The Buyer shall not be required to purchase any Inventory other than the Inventory required to build the products identified in the Six Month Production Schedules or the Required Surplus Items. For the Twelve Month Period, the Buyer agrees that if it requires other Inventory that is not identified in the Six Month Production Schedules or is not a Required Surplus Item and the Seller has such Inventory available on consignment to Freedom or subject to open purchase orders which have not been unreasonably delayed, it will purchase this Inventory from the Seller. If the Seller does not have such other Inventory available on consignment to Freedom or subject to open purchase orders which have not been unreasonably delayed, the Buyer may purchase such Inventory from any other party. During the Twelve Month Period, the Seller shall not sell any Inventory to any party other than to the Buyer, without the prior consent of the Buyer. Any purchase of Inventory under this Section 4.05 shall not be deemed to be the exercise of the Buyer's right to purchase Surplus Items under Section 4.04.

         4.06 COMMITMENT TO SELL ACCESSSWITCH. For the Twelve Month Period the Buyer shall (a) continue to sell the full range of the AccessSwitch products of the Business available as at the Closing Date (the "AccessSwitch Products"); (b) facilitate existing and ongoing customer demand for AccessSwitch Products; and
(c) not issue an end of life notice in respect of any of the AccessSwitch Products PROVIDED THAT this section 4.06 shall not operate to prevent the Buyer from issuing an end of life notice in respect of any of the AccessSwitch Products in the event that such end of life is necessary due to circumstances beyond the reasonable control of the Buyer and is in the best interests of the customer base of the Business, including, without limitation, if any development effort, including redesign of products or parts, software design, research and development, rebuilding of source code and other similar development efforts beyond the reasonable resources of the Buyer, is required in respect of any AccessSwitch Product (a "Necessary End of Life"). The Buyer shall give the Seller thirty days prior written notice of a Necessary End of Life stating in sufficient detail the reasons for the issuance of such end of life notice. In the event that the Seller does not agree that with the Necessary End of Life and the dispute cannot be resolved by the Director of Business Operations of the Buyer and the General Manager of Madge.Connect or, their designated representatives, the dispute shall be escalated to the CFO or other appropriate senior officer of the Buyer and the Seller to finally resolve the dispute.

         4.07 TERMS AND CONDITIONS OF THE INVENTORY. At the Closing the Seller shall deliver the Inventory to Freedom and Freedom shall keep such Inventory at it's premises and shall use the Inventory on the terms and conditions set out in this section, together with the terms and conditions set out in section 4.12. These terms and conditions (together with the terms and conditions set out in section 4.12) shall be incorporated into the Sale Agreement and the Supply Agreement at the Closing and each Party undertakes to procure that Freedom complies with such terms and conditions, as follows:

         (a) Title in the Inventory shall at all times vest in the Seller until such time as it is purchased and paid for by the Buyer pursuant to the terms and conditions set out in this Article 4;

         (b) Risk in the Inventory shall pass to Freedom upon delivery by the Seller to it's premises and Freedom shall be responsible for properly and safely storing such Inventory in accordance with these terms and conditions provided that the Seller shall take out, at it's own expense, a policy of insurance in respect of destruction or loss or damage to the Inventory while in the custody of Freedom as a result of catastrophic events usually found in such cover and Freedom shall be liable for all other stock loss or damage above a certain tolerance level, as agreed between the Seller and Freedom and set out in the Sale Agreement. The Buyer shall be responsible for insuring any Inventory which may be purchased directly by the Buyer from the Seller after the Closing (but not including the Inventory consigned by the Seller to Freedom) and the Seller shall accordingly not be liable in any manner whatsoever in respect of such Inventory;

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         (c) Freedom shall keep the Inventory separate from any other inventory or property of Freedom, the Buyer, or any other third party so that it is clearly identifiable as the property of the Seller;

         (d) Freedom shall be authorized to use the Inventory in accordance with the Six Month Production Schedules and with the orders placed by the Buyer on Freedom in respect of finished goods. Freedom shall not be authorized to use the Inventory for any other purpose including, without limitation, building finished goods for any other third party;

         (e) Freedom shall use the Inventory in priority to other third party inventory or components to build the finished goods of the Buyer in accordance with the Six Month Production Schedules and the orders referred to in section 4.07(d) above;

         (f) Freedom shall not purchase the Inventory from the Seller (as the Inventory is to be purchased by the Buyer in accordance with the terms of this Agreement) unless agreed in writing between the Buyer and the Seller. Freedom shall accordingly not be entitled to sell the Inventory to a third party or otherwise deal with it except as authorized pursuant to the terms and conditions set out herein; and

         (g) Freedom shall allow the Seller access to it's premises and the Inventory at any time and from time to time upon prior reasonable notice from the Seller to enable the Seller to carry out stock checks in such detail and for such periods as the Seller shall in it's sole discretion determine and to take possession of any items of Inventory which the Seller so wishes. Freedom shall provide the Seller with reasonable assistance in carrying out any stock check and/or identifying any items of Inventory.

         4.08 INVENTORY COMPONENT LIST. Prior to the Closing, the Buyer and the Seller shall agree a price list of all the items of Inventory which Freedom shall be using in accordance with the Production Schedules and the orders submitted by the Buyer to Freedom to build finished goods for the Buyer. Such list is set forth in Schedule 4.08 to this Agreement and is hereinafter defined as the "Inventory Component List". The Inventory Component List shall also include prices for the Hibbings Inventory.

         4.09 PURCHASE ORDERS. At the same time as the Buyer delivers the Six Month Production Schedules to the Seller in accordance with section 4.03 above, the Buyer shall deliver to the Seller and Freedom six (6) monthly purchase orders substantially in the form attached hereto as Exhibit F (the "Purchase Order") in respect of all the Inventory items identified in the relevant production schedule. With respect to each Purchase Order, the Buyer shall have the right upon thirty (30) days notice to the Seller and Freedom to extend the time for delivery and purchase of any or all of the Inventory items identified in the Purchase Order for a period of time not to exceed ninety (90) days from the scheduled delivery date(s) set forth in the Purchase Order.

         4.10 MONTHLY REPORTS. Within five (5) working days of the last day of each month Freedom shall deliver to the Seller (with a copy to the Buyer) an inventory usage report and a full inventory listing and a report of finished goods shipped by Freedom (together the "Monthly Report") for the previous month together with a calculation of the total cost of the items of Inventory used by Freedom during that month calculated using the Inventory Component List (the "Total Utilized Inventory Cost") and a calculation of the total cost of the items of Inventory used by Freedom with respect to finished goods which have been shipped by Freedom (the "Total Purchased Inventory Cost"). For the purposes of producing the Monthly Report and for recording all Inventory transactions, the Seller shall at the Closing grant Freedom access to the Seller's Oracle applications. Freedom shall use it's best endeavors to accurately record all transactions in the Inventory using Oracle and shall nominate Don McCooey or his designated representative to be responsible for this task. Subject to section
4.11 below, the Seller shall issue an invoice to the Buyer against the relevant Purchase Order in respect of the Total Purchased Inventory Cost, such invoice being due and payable

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by the Buyer within thirty days of it's date. In the event that this invoice is not paid within thirty days, the amount due shall bear interest at the Interest Rate until paid in full. Inventory used by Freedom to repair or replace any defective product returned to Freedom under the warranty terms of the Supply Agreement shall not be included in the calculation of Total Purchased Inventory Cost for any month, and the Buyer shall not be liable to the Seller for the payment of the cost of such Inventory items. The parties acknowledge that Freedom has agreed separately with the Buyer and the Seller that Freedom shall pay to the Seller the cost of any such Inventory items used to repair or replace defective products returned under the warranty terms of the Supply Agreement.

DISPUTE RESOLUTION PROCEDURE. In the event that either the Seller or Buyer does not agree with the Monthly Report and the Total Purchased Inventory Cost, the Seller or Buyer shall advise the other party and Freedom of any discrepancies within ten (10) working days following delivery of the Monthly Report. Freedom shall immediately allow the Seller and Buyer access to it's premises and the Inventory to carry out any stock check it may require and Freedom and the Buyer shall provide the Seller and the Buyer with copies of any documentation the Seller and Buyer may reasonably require to verify the discrepancies. The Buyer, the Seller and Freedom shall use their best endeavors to agree the Monthly Report and the Total Purchased Inventory Cost within ten (10) working days of the Seller or the Buyer advising the other party and Freedom of the discrepancies. In the event that the Monthly Report and the Total Purchased Inventory Cost cannot be agreed by the Director of Business Operations of the Buyer and the General Manager of Madge.Connect, or their designated representatives, and the Vice President of Sales of Freedom, then the dispute shall be escalated to the CFO or other appropriate senior officer of each of the Buyer, the Seller and Freedom to finally resolve such dispute. The Seller shall issue an invoice to the Buyer in respect of the Total Purchased Inventory Cost as soon as it has been agreed, such invoice being due and payable by the Buyer immediately or at the end of the thirty days from the delivery of the original invoice by the Seller in accordance with section 4.10, whichever is later.

         4.11 RELATIONSHIP WITH HIBBINGS. After the Closing, the following terms and conditions shall apply to the Hibbings Agreement (and the Seller shall notify Hibbings accordingly):

         (a) Hibbings shall place all orders for items of Inventory (the "Hibbings Inventory") it requires to manufacture the boards (the "Hibbings Boards") in accordance with the Hibbings Agreement, on Freedom (Freedom being appointed as the Seller's agent for these purposes), with a copy of such orders being sent to the General Manager of Madge.Connect;

         (b) Freedom shall be accordingly authorized by the Seller, as the Seller's agent, to supply the Hibbings Inventory to Hibbings in accordance with the orders referred to in 4.12 (a);

         (c) Within five (5) working days of the last day of each month Freedom shall deliver to the Seller an inventory usage report of the Hibbings Inventory together with a calculation of the total cost of the Hibbings Inventory used by Freedom during that month (the "Total Utilized Hibbings Inventory Cost") calculated using the Inventory Component List (together the "Hibbings Monthly Report"). Freedom shall use the Seller's Oracle applications for the purposes of producing the Hibbings Monthly Report and for recording all Hibbings Inventory transactions. Freedom shall use it's best endeavors to accurately record all transactions in the Hibbings Inventory using Oracle and shall nominate Don McCooey or his designated representative to be responsible for this task. In the event of a dispute in relation to the Hibbings Monthly Report and the Total Utilized Hibbings Inventory Cost, the dispute procedure set out in section 4.11 shall be followed (except that the Buyer shall not be involved in any procedure). Subject to the resolution of any dispute in accordance with section 4.11, the Seller shall issue an invoice to Hibbings in respect of the Total Utilized Hibbings Inventory Cost, such invoice being due and payable by Hibbings within thirty days of it's date.

         (d) Hibbings shall sell the Hibbings Boards to Freedom who shall use the Hibbings Boards as components in the products of the Business to be manufactured by Freedom for the Buyer pursuant to the Supply Agreement.

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
         (e) In the event that the Buyer chooses to purchase the Hibbings Inventory as Required Surplus Items, the Seller shall procure that the Hibbings Agreement is duly assigned to the Buyer and the terms and conditions in paragraphs 4.12 (a) - (d) shall be replaced with a direct relationship between the Buyer, Freedom and Hibbings.

         4.12 BINDING OBLIGATIONS ON FREEDOM. The Seller and the Buyer agree that the Sale Agreement and the Supply Agreement respectively, shall include terms pursuant to which Freedom expressly agrees to be bound by, subject to and obligated under all of the terms governing the purchase of Inventory by the Buyer as set forth in this Agreement.

         4.13 BINDING OBLIGATIONS ON FREEDOM. The Seller and the Buyer agree that the Sale Agreement and the Supply Agreement respectively, shall include terms pursuant to which Freedom expressly agrees to be bound by, subject to and obligated under all of the terms governing the purchase of Inventory by the Buyer as set forth in this Agreement.

                                   ARTICLE 5
                                 PURCHASE PRICE

         5.01 PURCHASE PRICE. The purchase price to be paid by the Buyer to the Seller for the Purchased Assets shall consist of (i) the Customer Service Inventory Consideration in respect of the Customer Service Inventory, payable in accordance with section 4.02; and (ii) the consideration in respect of the Required Surplus Items, payable in accordance with section 4.04; and (iii) the Total Purchased Inventory Cost for each month, payable in accordance with section 4.10 and 4.11; and (iv) the Fixed Consideration defined below and payable in accordance with this section 5.01(a); and (v) the Asset Consideration, defined below and payable in accordance with this section 5.01(b) ( collectively referred to as the "Purchase Price").

         (a) Fixed Consideration. The fixed consideration to be paid by the Buyer to the Seller shall be an amount equal to one million and fifty thousand dollars ($1,050,000), less the following deductions :

                  (i) $422,697.00, which represents a sum equal to fifty per cent (50%) of the prepaid service commitment amounts of the Business as at 31 August, 2000; and

                  (ii) $100,000, in respect of the Technical Support Services for the period from 31 July, 2000 to 30 September, 2000; and

                  (iii) $158,047.00, which represents a sum equal to all prepaid service amounts received or due in respect of any new or renewed service agreements of the Business during the period from 31 August 2000 to the Closing Date the Fixed Consideration therefore being the sum of $369,256.00 (the "Fixed Consideration").

The Fixed Consideration shall be paid by the Buyer to the Seller by quarterly installments of amounts equal to twenty five per cent (25%) of the pre-tax profit generated by the Business in the preceding quarter, together with interest, the first such payment being due and payable on 31 January 2001. The Buyer shall continue paying quarterly installments (on January 31, April 30, July 31 and October 31 each year) until the Fixed Consideration has been paid in full provided that any Fixed Consideration remaining due together with interest shall become immediately due and payable by the Buyer without demand in full on 31 December, 2002.

The Fixed Consideration shall bear interest at an annual rate equal to the greater of 10% or the prime rate designated by Fleet Bank, N.A. at the time any payment is due (the "Interest Rate") and such interest shall also be paid on a quarterly basis (the "Interest").

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Within twenty (20) days of the end of each quarter the Buyer shall furnish to the Seller a written statement which shows the pre-tax profit of the Business for the preceding quarter and a calculation of the amount of Fixed Consideration and Interest due (the "Profit Statement") and any payments of Fixed Consideration and Interest due in respect of a quarter shall be paid by the Buyer to the Seller within thirty (30) days following the end of the quarter. In the event that any amount due by the Buyer is not paid within a further thirty days of such thirty day period the amount outstanding shall bear interest at twice the Interest Rate until payment of the amount due has been made in full, unless the Profit Statement has not been agreed upon by the Buyer and the Seller in which event the amount outstanding shall continue to bear interest at the Interest Rate until payment of the amount due has been made in full.

The Seller shall have the right to audit the determination by the Buyer of the amount of the Fixed Consideration and Interest due in any quarter. The Seller shall commence any audit as soon as reasonably practicable following delivery of the Profit Statement and shall advise the Buyer of any discrepancies found within ten (10) days following delivery of the Profit Statement. The Seller and the Buyer shall use their best endeavors to agree the Profit Statement and the amount due by the end of the thirty day payment period (i.e. within thirty days following the end of the quarter). In the event that the Profit Statement cannot be agreed by the Director of Business Operations of the Buyer and the General Manager of Madge.Connect then the dispute shall be escalated to the CFO or other appropriate senior officer of each of the Buyer and the Seller to finally resolve such dispute. The Buyer shall cooperate with the Seller in conducting such audit, including, without limitation, providing the Seller with reasonable access at the Buyer's principal business offices to the Buyer's books, records and other information used to determine the amount of the Fixed Consideration and the Interest and supplying the Seller with copies of any documentation which the Seller may reasonably require.

The Fixed Consideration and Interest shall be due and payable immediately on the agreement of the Profit Statement or within thirty days of the end of the quarter, whichever is the later.

         (b) Asset Consideration. The Asset Consideration ("Asset
Consideration") is the sum of $235,836.00 and shall be paid on the Closing Date.

         5.02 ALLOCATION OF THE PURCHASE PRICE. The Purchase Price shall be allocated among the Purchased Assets as mutually agreed by the Buyer and the Seller as set forth on Schedule 5.02. Except as otherwise required by law, the allocation agreed upon by the parties shall be used by the Buyer and the Seller in the preparation and filing of Internal Revenue Service Form 8594 and any other domestic or foreign income tax returns with respect to the transactions contemplated in this Agreement, and no Party hereto shall take or assert any position inconsistent herewith. The Buyer and the Seller shall cooperate with regard to the preparation, execution and filing with the Internal Revenue Service of all necessary information returns required by Section 1060 of the Tax Code and comparable provisions under applicable foreign law relating to the allocation of the Purchase Price.

                                   ARTICLE 6
                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

         In order to induce Buyer to enter into this Agreement, Seller hereby represents and warrants as follows:

         6.01 ORGANIZATION, QUALIFICATION AND CORPORATE POWER. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and each of the Seller's Affiliates is a corporation duly organized and validly existing under the laws of the jurisdiction of its incorporation. The Seller and each of the Seller's Affiliates is duly qualified to conduct business and is in good standing under the laws of the State of New Jersey and each other jurisdiction in which the operation of the Business or the ownership, lease or use of the Purchased Assets requires such qualification, except for those other jurisdictions where the failure to be so qualified would not have a material adverse effect on the Business. The Seller and each of the Seller's Affiliates has full corporate power and authority to carry on the Business as presently being conducted

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and to own, lease, use, possess or dispose of the Purchased Assets, and to enter into this Agreement and each of the Related Agreements, and to consummate the transactions contemplated hereby and thereby. The Seller has furnished to the Buyer true and complete copies of its Articles of Incorporation and By-laws, each as in effect on the date hereof.

         6.02 SUBSIDIARIES. No part of the Purchased Assets consists of any capital stock of, or other equity interest in, any Person or participation in any joint venture or similar arrangement with any Person.

         6.03 CORPORATE AUTHORITY. The execution, delivery and performance of this Agreement and each of the Related Agreements has been duly and validly authorized and approved by all necessary corporate action of the Seller and the Seller's Affiliates and, assuming the due authorization, execution and delivery by the Buyer, constitutes the legal, valid, and binding obligation of the Seller and each of the Seller's Affiliates (to the extent a Party to this Agreement and/or any of the Related Agreements), enforceable against the Seller and each of Seller's Affiliates in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency or other similar laws of general applicability affecting the enforcement of creditors' rights and remedies and to general principles of equity.

         6.04 NON-CONTRAVENTION. The execution, delivery and performance by the Seller or any of the Seller's Affiliates of this Agreement or any of the Related Agreements and the consummation of any of the transactions contemplated hereby or thereby does not and will not: (i) conflict with or violate any provision of the Articles of Incorporation or By-laws of the Seller; (ii) except as set forth on Schedule 6.04, require on the part of the Seller or any of the Seller's Affiliates the filing with, or any permit, authorization, consent or approval of any Governmental Authority; (iii) except as set forth on Schedule 6.04, conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require notice, consent or waiver under, any Contract to which the Seller or any of the Seller's Affiliates is a party or by which the Seller or any of the Seller's Affiliates is bound or to which any of the Purchased Assets or any of the Assumed Liabilities are subject; (iv) result in the imposition of a Lien upon any of the Purchased Assets; (v) violate any order, writ, injunction or decree, applicable to the Seller, any of the Seller's Affiliates, any of the Purchased Assets, or any of the Assumed Liabilities; or (vi) violate in any material respect any statute, law, rule or regulation applicable to the Seller, or any of the Seller's Affiliates, any of the Purchased Assets, or any of the Assumed Liabilities.

         6.05 FINANCIAL STATEMENTS. Copies of the Business Financial Statements have been delivered to the Buyer and are attached hereto as Schedule 6.05.

The Business Financial Statements (i) have been derived from the accounting books and records of the Seller and the Seller's Affiliates with respect to the Business and are consistent with such books and records, (ii) have been prepared in accordance with the Seller's historical accounting principles, applied on a consistent basis to the Business since the Seller's acquisition of the Business, and (iii) present fairly the financial condition and results of operations of the Business as of the date of and for the period referred to therein. There are no material misstatements of any item contained in and there are no material omissions from the Business Financial Statements.

         6.06 ABSENCE OF CERTAIN CHANGES.

         (a) Except as disclosed in Schedule 6.06, since December 31, 1999 the Seller and the Seller's Affiliates have conducted the Business in the ordinary course consistent with past practices.

         (b) Except as disclosed in Schedule 6.06 as at the Closing there are no open purchase orders with respect to the Business placed by the Seller on a third party. Any that are listed, list the vendors

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name and address and the period through which they are valid. Any that there are, have been incurred in the ordinary course of the running the Business.

         (c) Except for any disclosure set forth in Schedule 6.06, general market or economic conditions, or the conduct of a Person (other than an Affiliate of the Seller) of which the Seller or any of the Seller's Affiliates does not have knowledge: since December 31, 1999 there has not been any event, fact, condition, change, development or effect, nor has there been any damage, destruction or loss (whether or not covered by insurance), which has occurred or is pending or, to the knowledge of the Seller or any of the Seller's Affiliates, is threatened, and which has had a material adverse change or could have a material adverse effect on (i) the Business, its operations, condition (financial or otherwise), or prospects, (ii) the Purchased Assets, (iii) the Assumed Liabilities, (iv) the ability of Seller to consummate the transactions contemplated by this Agreement or any of the Related Agreements, or (v) the ability of the Buyer to receive all material benefits of the transactions contemplated by this Agreement and the Related Agreements and to conduct the Business after the Closing in the manner in which it is conducted by the Seller and the Seller's Affiliates at the time of the Closing.

         6.07 PREPAID SERVICE AND WARRANTY.

         (a) Neither the Seller nor any of the Seller's Affiliates has any material indebtedness or material liability with respect to the Business or the Purchased Assets other than (i) liabilities set forth in the Business Financial Statements, (ii) liabilities which have arisen after June 30, 2000 in the ordinary course of the operation of the Business consistent with historical practice, and (iii) liabilities set forth in Schedule 6.07.

         (b) Schedule 6.07 sets forth a correct and complete list of all of the Seller's and the Seller's Affiliates' prepaid service and warranty obligations in relation to the Business as of the Closing Date, including the name of the customer, period of performance, and amount prepaid. The Seller has delivered to Buyer all of the prepaid service and warranty contracts.

         (c) Schedule 2.01(e) contains complete and accurate copies of all of the Seller's written manufacturer warranties which represent the only warranty obligations of Seller being assumed by the Buyer pursuant to Section 3.02(d) of this Agreement.

         6.08 INVENTORY. The Inventory and the Customer Service Inventory are of a quality and quantity to be useable and saleable in the ordinary course of the Business as conducted at the Closing.

         6.09 FIXED ASSETS AND EQUIPMENT. The Fixed Assets and Equipment are in reasonable operating condition and repair, subject to ordinary wear and tear, and are suitable for the purposes for which such assets are used in the Business as of the Closing. The Seller and the Seller's Affiliates enjoy peaceful and undisturbed possession and use of all Fixed Assets and Equipment that are covered by personal property leases.

         6.10 TITLE TO PURCHASED ASSETS. The Seller and the Seller's Affiliates (as the case may be), have good and marketable title to all of the Purchased Assets and valid leasehold interests in all Fixed Assets and Equipment leased by them under any personal property lease, in each case free and clear of Liens except (a) Liens for current Taxes not yet due and payable or (b) Liens set forth on Schedule 6.10, if any. The Parties agree that this warranty shall not apply to any patent infringement claims (apart from the Lucent Claims and apart from any claim which would constitute a breach of Section 6.12(e) of this Agreement or which would be indemnified by the Seller pursuant to 13.01(a)(viii)) following Close and Madge shall accordingly have no liability to York Tel following close in relation to any such patent infringement claims.

         6.11 CONTRACTS. Schedule 2.01(e) contains a true and complete list of all written Contracts to which or by which the Seller or any Seller's Affiliate with respect to the Business is a party or

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otherwise bound or to which or by which any of the Purchased Assets or Assumed
Liabilities are subject. So far as the Seller is aware, neither the Seller nor any of the Seller's Affiliates is a party to or otherwise subject to or bound by any material oral contract with respect to the Business. The Seller and the Seller's Affiliates have made available to the Buyer a true and complete copy of each such Contract. Except as set forth in Schedule 6.11, neither the Seller nor any of the Seller's Affiliates nor, to the knowledge of the Seller or any of the Seller's Affiliates, any other party is in default under or in breach or in violation of any Contract, nor has an event occurred that (with or without notice, lapse of time or both) would constitute a default, breach or violation by the Seller or any of the Seller's Affiliates or, to the knowledge of the Seller or any of the Seller's Affiliates, by any other party under any Contract. Each Contract is legal, valid, binding, enforceable and in full force and effect. The legality, validity and enforceability of any Contract will not be affected in any manner by, and each Contract shall be binding and in full force and effect upon, the consummation of the transactions contemplated by this Agreement and the Related Agreements subject to bankruptcy, insolvency or other similar laws of general applicability affecting the enforcement of creditor's rights and remedies and to general principles of equity.

         6.12 INTELLECTUAL PROPERTY.

         (a) Except as set forth on Schedule 6.12, the Seller and the Seller's Affiliates own, or are licensed or otherwise possess legally enforceable rights to use (excluding "patent infringement claims") all Intellectual Property which are used or are usable to conduct the Business as of the Closing.

         (b) Schedule 2.01(g) lists all Intellectual Property owned or licensed by the Seller or any of the Seller's Affiliates and which is used or usable in the Business, including the jurisdictions in which each such Intellectual Property right has been issued or registered or in which any such application for such issuance or registration has been filed.

         (c) The Seller has made available to the Buyer correct and complete copies of all documents relating to patents, trademarks, and copyrights, including copies of all registrations, applications and all licenses, sublicenses and agreements. With respect to any Computer Software which is owned by the Seller or any Seller's Affiliate with respect to the Business and which is available for retail purchase or license, the Seller or the Seller's Affiliate is the owner and registered user or licensee of all such retail Computer Software (i) used by the employees of the Business in the scope of performing their duties or (ii) loaded on any of the Seller's or Seller's Affiliate's computers, and the Seller or Seller's Affiliate is in compliance with the licensing requirements of such Computer Software.

         (d) With respect to each item of Intellectual Property that the Seller or any Seller's Affiliate owns or uses: (x) subject to such rights as have been granted by the Seller or any Seller's Affiliate under license agreements entered into by the Seller or any Seller's Affiliate (copies of which have previously been made available to the Buyer), the Seller or the Seller's Affiliate possesses all right, title and interest in and to such item (excluding patent infringement claims) and such right, title and interest allows the Seller or the Seller's Affiliate to use the Intellectual Property (if applicable) in products produced by the Seller for resale and implementation to subsequent users; and
(y) such item is not subject to any outstanding Lien, judgment, order, decree, stipulation or injunction. Except as set forth in Schedule 6.12, with respect to each item of third party intellectual property rights: (i) the license, sublicense or other agreement covering such item is legal, valid, binding, enforceable and in full force and effect with respect to the Seller or the appropriate Seller's Affiliate; (ii) the legality, validity and enforceability of any such license, sublicense or other agreement will not be affected in any manner by, and each such license, sublicense and other agreement shall be binding and in full force and effect upon, the consummation of the transactions contemplated by this Agreement and the Related Agreements; (iii) the Seller or the Seller's Affiliate is not in breach or default thereunder and, to the knowledge of the Seller or the Seller's Affiliate, no other party to such license, sublicense or other agreement is in breach or default thereunder, and no event has occurred which with notice or

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lapse of time would constitute a breach or default by the Seller or Seller's
Affiliate which would permit termination, modification or acceleration thereunder; (iv) the underlying item of any third party intellectual property right is not subject to any outstanding judgment, order, decree, stipulation or injunction to which the Seller or Seller's Affiliate is a party or has been specifically named, nor subject to any other outstanding judgment, order, decree, stipulation, or injunction; and (v) no license or other fee is payable upon any transfer or assignment of such license, sublicense or other agreement.

         (e) Except as set forth in Schedule 6.12, neither the Seller nor any of the Seller's Affiliates: (i) have been served in any suit, action or proceeding which involves a claim of infringement or misappropriation of any third party intellectual property right, or (ii) have received any written notice alleging any such claim of infringement or misappropriation. The Seller has made available to the Buyer correct and complete copies of all such suits, actions, proceedings or notices. Except as set forth in Schedule 6.12, neither the Seller nor any Seller's Affiliate has received any notice that the manufacturing, marketing, licensing or sale of the products or performance of the services pursuant to the operation of the Business currently infringe, or within the four
(4) years prior to the date of this Agreement infringed, upon any third party intellectual property right; and to the knowledge of the Seller or any Seller's Affiliate, the Intellectual Property rights of the Seller or any of the Seller's Affiliates are not being infringed by activities, products or services of any third party.

         (f) Schedule 2.01(g) sets forth a list and summary description of all Computer Software and identifies specifically: (i) Computer Software as to which the source code is owned by the Seller; (ii) Computer Software which is licensed to the Seller by third parties and as to which the Seller is in possession of the source code; (iii) Computer Software which is licensed to the Seller by third parties but as to which the Seller does not have possession of the source code; (iv) Computer Software purchased by or licensed to the Seller solely for resale or sublicense to its customers or which a third party licenses or sells directly to such customers; (v) Computer Software in which the Seller has any use, possessor or proprietary rights other than as set forth in (i) through (iv) above; (vi) any other Computer Software employed in the Business which is not owned by or licensed to the Seller, other than so called "shrink wrap" Computer Software which is not a component of the Computer Software licensed or sold to customers of the Business; (vii) in each case whether the particular component of Computer Software is employed in the Computer Software licensed or sold by the Seller to its customers; and (viii) all Computer Software development projects undertaken within the past two (2) years with persons other than employees, together with an identification of the persons undertaking such projects. Schedule 2.01(g) also identifies all licenses, contracts and other arrangements with respect to the third party Computer Software.

         6.13 TAX MATTERS. The Seller and the Seller's Affiliates have filed all tax returns and tax reports required to be filed by them with respect to the Business or the Purchased Assets. There are no liens for Taxes on the Purchased Assets, except with respect to liens for current Taxes not yet due and payable.

         6.14 LITIGATION. Except as set forth on Schedule 6.14: (a) there is no investigation, audit or review by any Governmental Authority pending or, to the Seller's or any Seller's Affiliate's knowledge, threatened with respect to the Seller, any of the Seller's Affiliates with respect to the Business, the Purchased Assets or the Assumed Liabilities; (b) there are no claims, actions, suits or proceedings pending or, to the knowledge of the Seller or any Seller's Affiliate , threatened in connection with the Seller, any of the Seller's Affiliates with respect to the Business, the Purchased Assets or the Assumed Liabilities, at law or in equity, before or by any Governmental Authority or any third party, and to the knowledge of the Seller there exists no state of facts that could reasonably be expected to result in any such claim, action, suit or proceeding; and (c) there is no outstanding judgment, order, injunction or decree of any Governmental Authority or any third party against or affecting the Purchased Assets, and the Seller and the Seller's Affiliates have not been a party to or bound by, any such judgment, order, injunction or decree.

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         6.15 FINDERS AND BROKERS. The Seller has no liability or obligation to pay any fees or commissions to any broker, finder or other agent with respect to the transactions contemplated by this Agreement.

         6.16 PERMITS; COMPLIANCE WITH LAWS. The Seller and the Seller's Affiliates have all of the material Permits required to own the Purchased Assets and to carry on the Business as presently conducted and all such Permits are valid and in effect, and neither the ownership of the Purchased Assets by the Seller or the Seller's Affiliates nor the operation of the Business by the Seller or the Seller's Affiliates as it is presently conducted, violates any applicable order, law, ordinance, code or regulation. Neither the Seller nor the Seller's Affiliates have received any written notice from any Governmental Authority of any such violation.

         6.17 EMPLOYEES.

         (a) Schedule 2.01(j) contains a complete list as of the Closing Date, of the name, position, salary, length of service and location of all persons employed (including persons who are temporarily absent from active employment) by the Seller or the Seller's Affiliates in the conduct of the Business who are Transferring Employees. As of the Closing Date, the Seller has paid in full all wages, salaries, commissions, bonuses, benefits, and other compensation due to any Transferring Employee or otherwise arising under any employment related policy, practice, agreement, plan, program, statute or law.

         (b) The Seller is not now, nor has it ever been, a party to or bound by any collective bargaining agreement.

         (c) Except as set forth on Schedule 6.17, there are no unsatisfied claims, grievances, arbitration proceedings or workers' compensation proceedings, and neither the Seller nor any of the Seller's Affiliates is a party to or otherwise bound by any consent decree, order or citation by any Governmental Authority relating to any Transferring Employee, concerning employment practices, wages, hours, and terms and conditions of employment with respect to the Business. In particular, neither the Seller nor any of the Seller's Affiliates is in violation, has been alleged to be in violation, has been charged with any violation or, to the best of Seller's knowledge, has been threatened with any claim of a violation, of any of the various provisions of Title VII of the Federal Civil Rights Act, the Age Discrimination in Employment Act, the Americans with Disabilities Act, or any other federal or state law dealing with employment discrimination, federal or state wage and hour laws, federal or state income or unemployment and social security tax withholding laws, or occupational safety and health laws and applicable standards and regulations thereunder.

         (d) With respect to TUPE, the Seller (and any applicable Seller's Affiliate) has complied with its consultation requirements under such regulations.

         6.18 EMPLOYEE BENEFIT PLANS.

         (a) Schedule 6.18 contains a complete list of Seller's Employee Pension Benefit Plans, Employee Welfare Benefit Plans and any other plans, agreements, policies or arrangements, whether or not reduced to writing, to which the Seller or any of the Seller's Affiliates contributes or is obligated to contribute, or under which the Seller or any of the Seller's Affiliates has or may have any liability for premiums or benefits, and which benefits any Transferring Employee or any former or retired employee of the Business or consultant or other independent contractor who provides or provided services to or for the benefit of the Business (the "Seller Employee Benefit Plans").

         (b) To the best of the Seller's knowledge, no circumstance exists and no event (including any action or the failure to do any act) has occurred with respect to any Seller Employee Benefit Plan maintained or formerly maintained or contributed to by the Seller or any of Seller's Affiliates, or to which the Seller or any of Seller's Affiliates is or has been required to contribute, that would subject

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Buyer to liability, or the Purchased Assets to any lien, under ERISA, the Tax
Code, or otherwise, nor will the transactions contemplated by this Agreement or the Related Agreements give rise to any such liability or lien.

         6.19 ENVIRONMENTAL MATTERS. The Seller and each of the Seller's Affiliates with respect to the Business are and have at all times in the conduct of the Business been in compliance in all materials respects with all applicable United States, federal, state, local, and foreign laws and regulations relating to environmental, land use, health and safety matters. There is no suit, claim, action or proceeding pending or, to the knowledge of Seller or any of the Seller's Affiliates, threatened against the Seller or any of the Seller's Affiliates with respect to the Business, in respect of (i) noncompliance by the Seller or any of the Seller's Affiliates with any such laws or regulations, (ii) personal injury, wrongful death or other tortious conduct arising out of or resulting from materials, commodities or products held, used, transferred or disposed of by or on behalf of the Seller or any of the Seller's Affiliates containing or incorporating any hazardous or toxic materials, commodities or substances, or (iii) the presence or release or threatened release into the environment of any pollutant, contaminant or toxic or hazardous materials, substance or waste, whether solid, liquid or gas including but not limited to petroleum or any faction or derivative thereof (each a "Hazardous Substance") by the Seller or any of the Seller's Affiliates. There have been no Hazardous Substances generated by the Seller or any of the Seller's Affiliates that have been disposed of or come to rest at the Leased Property. There has been no release or threatened release by the Seller or any of the Seller's Affiliates of Hazardous Substances on, upon, into or from the Leased Property. Except as set forth on Schedule 6.19, to the knowledge of the Seller and the Seller's Affiliates there are and have been no underground storage tanks located on, no polychlorinated biphenyls ("PCBs") or PCB containing equipment used or stored on, and no asbestos or asbestos containing materials present at the Leased Property. No Hazardous Substance is stored by or on behalf of the Seller or any of the Seller's Affiliates at the Leased Property. As it relates to the Leased Property, this representation and warranty shall only apply to the period during which the Seller has occupied the Leased Property and neither the Seller nor the Seller's Affiliates shall have any liability for any previous period.

         6.20 CUSTOMERS. Schedule 6.20 lists all customers of the Business to which the Seller or any of the Seller's Affiliates sold goods or services in excess of $250,000 during Q3 1999, Q4 1999, Q1 2000 and Q2 2000 (the "Customer Period"). Neither Seller nor any of the Seller's Affiliates has received any threat or notice that any one or more customers who in the aggregate purchased goods or services in excess of $250,000 from them during the Customer Period intend to discontinue or to reduce significantly purchases of such goods or services or default under or terminate any Contract with the Seller or any of the Seller's Affiliates whether as a result of the transactions contemplated by this Agreement or otherwise. The Company has not received any notice of, nor is it aware of any basis for, any material dispute between a customer and the Seller and/or any of the Seller's Affiliates, whether with respect to payment due, workmanship or otherwise.

         6.21 SUPPLIERS. Schedule 6.21 lists all suppliers or subcontractors from which the Seller or any Seller's Affiliates with respect to the Business purchased goods or services in excess of $25,000 during the period covering the beginning of November 1999 through Q2 2000 (the "Suppliers Period"). Neither Seller nor any of the Seller's Affiliates has received any threat or notice that any one or more suppliers or subcontractors, who in the aggregate sold goods or services in excess of $100,000 to them during the Suppliers Period, intend to discontinue or reduce delivery of any such goods or services or default under or terminate any agreement with the Seller or any of the Seller's Affiliates, whether as a result of the transactions contemplated by this Agreement or otherwise.

         6.22 DISCLOSURE. The documents and other written information provided to Buyer by Seller or any advisor or employee of Seller as listed in and attached to the Disclosure Schedules and/or this Agreement do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading.

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                                   ARTICLE 7
                   REPRESENTATIONS AND WARRANTIES OF THE BUYER

         In order to induce the Seller to enter into this Agreement the Buyer makes the following representations and warranties to the Seller.

         7.01 ORGANIZATION, QUALIFICATION AND CORPORATE POWER. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. The Buyer has full corporate power to enter into this Agreement and each of the Related Agreements, and to consummate the transactions contemplated hereby and thereby. The Buyer has furnished to the Seller true and complete copies of its Certificate of Incorporation and By-laws, each as in effect on the date hereof.

         7.02 CORPORATE AUTHORITY. The Buyer has the requisite corporate power and authority to enter into this Agreement and each of the Related Agreements and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Related Agreements has been duly and validly authorized and approved by all necessary corporate action of the Buyer and, assuming the due authorization, execution and delivery by the Seller and the Seller's Affiliates (to the extent a party to any of the Related Agreements), constitutes the legal, valid, and binding obligation of the Buyer, enforceable against the Buyer in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency or other similar laws of general applicability affecting the enforcement of creditors' rights and remedies and to general principles of equity.

         7.03 NON-CONTRAVENTION. The execution, delivery and performance by the Buyer of this Agreement or any of the Related Agreements and the consummation of any of the transactions contemplated hereby or thereby does not and will not:
(i) conflict with or violate any provision of the Certificate of Incorporation or By-laws of the Buyer; (ii) require on the part of the Buyer the filing with, or any permit, authorization, consent or approval of any Governmental Authority;
(iii) conflict with, result in a breach of, constitute (with or without due notice or lapse of time or both) a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify or cancel, or require notice, consent or waiver under, any agreement to which the Buyer is a party or by which the Buyer is bound; or (iv) violate any order, writ, injunction, decree, statute, law, rule or regulation applicable to the Buyer.

         7.04 LITIGATION. No action investigation, audit, review, claim, suit or proceeding by any Governmental Authority or third party is pending or, to the knowledge of the Buyer, threatened against the Buyer which seeks to delay or prevent the consummation of the transactions contemplated by this Agreement and the Related Agreements or which may adversely affect or restrict the Buyer's ability to consummate the transactions contemplated hereby or thereby. The Buyer is not bound by any outstanding judgment, order, injunction or decree of any Governmental Authority or any third party which would prevent the Buyer from consummating the transactions contemplated by this Agreement or the Related Agreements.

         7.05 FINDERS AND BROKERS. The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder or other agent with respect to the transactions contemplated by this Agreement

                                   ARTICLE 8
                                CERTAIN COVENANTS

         8.01 ASSIGNMENT OF CONTRACTS; THIRD PARTY CONSENTS; ECONOMIC BENEFIT. At the Closing, the Seller shall assign or novate, and shall cause each of the Seller's Affiliates to assign or novate, the Contracts to which or by which the Seller or any of the Seller's Affiliates with respect to the Business is a party or otherwise bound or to which or by which any of the Purchased Assets or Assumed Liabilities are subject. In the event that prior notice to or consent or authorization from a

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third party is required to effect the assignment or novation of a Contract, and such notice is not given or such consent or authorization is not obtained prior to the Closing, the Seller will take all measures reasonably necessary (including, without limitation, the indemnification of any Loss resulting from the failure to provide notice or obtain consent or authorization as provided for in Section 13.01) to ensure that all economic benefits and rights of such Contract transfer, accrue and vest in the Buyer at and after the Closing as contemplated by this Agreement or the Related Agreements and to protect such benefits and rights transferred to the Buyer (to the extent that such protection is not frustrated by any actions of the Buyer). The Seller shall give any other necessary notices to any third party and shall use its reasonable best efforts to obtain any other required third party consent or authorization. The Buyer shall, if requested by Seller, take such steps reasonably requested by the Seller to assist in obtaining the required consents and authorizations.

         8.02 TRANSFER OF NECESSARY PERMITS. The Seller shall use its reasonable efforts to assist in the transfer to Buyer all Permits which are required to operate the Business as operated by the Seller on the Closing Date, or if such Permits are not legally transferable, to assist the Buyer in otherwise obtaining such Permits. The Buyer shall be liable for any fees associated with the transfer of or obtaining such Permits.

         8.03 TRANSFER OF WARRANTIES. If any of the Purchased Assets are under any warranty or vendor's indemnification agreement from the manufacturer or the original seller thereof, the Buyer shall be entitled to the benefit of the warranty or vendor's indemnification agreement to the extent that it is available to the transferee of the Seller, and the Seller shall execute such instruments as may be reasonably required to transfer the warranty to the Buyer.

         8.04 FURTHER ASSURANCES AND ACTIONS. From time to time after the Closing, the Buyer and the Seller shall, and the Seller shall cause the Seller's Affiliates to, execute and deliver, or cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer and to make all filings with and to obtain all approvals or authorizations of any Governmental Authority and take all other actions as may be reasonably required or requested within a reasonable time following the Closing Date in order to effectuate this Agreement and the Related Agreements and the transactions contemplated herein and thereon. If the schedule which sets forth prepaid service amounts received or due in respect of any new or renewed service agreements of the Business during the period from 31 August, 2000 to the Closing Date is as of a date before the Closing Date, the Parties agree to reconcile this schedule after the Closing for any prepaid service amounts received by the Seller or any of the Seller's Affiliates after the date of this schedule and make any applicable adjustment to the amount of the Fixed Consideration.

         8.05 TRANSITIONAL USE OF TRADE NAME. Pursuant to the terms and conditions of the license agreement attached hereto as Exhibit B, the Seller shall grant to the Buyer a non-exclusive license for the Buyer's use of the trade name "Madge" in connection with (i) products which are manufactured (or manufactured by a sub-contractor of the Buyer) and sold by the Buyer during the twelve (12) months after the Closing, and (ii) any Inventory items purchased by the Buyer and any Madge products returned to the Buyer following the Closing, until such time as the Inventory and returned products are fully depleted or sold. The license shall not include use of the Madge logo (except in so far as it appears on existing Inventory) and shall not be used for the sale of products manufactured (or manufactured by a sub-contractor of the Buyer) and sold by the Buyer after the first anniversary of the Closing Date.

         8.06 NON-SOLICITATION OF EMPLOYEES; COVENANT NOT TO COMPETE.

         (a) The Seller agrees that for a period of two (2) years after the Closing Date, it shall not, and shall cause any company within Seller's affiliated group not to without first obtaining the written consent of the Buyer, solicit or attempt to solicit any person who is employed by the Buyer to leave his or her employment to become an employee of the Seller or any company within the Seller's affiliated group.

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         (b) For a period of three (3) years after the Closing Date, the Seller shall not and shall cause any member within Seller's affiliated group not to in the United States or any other jurisdiction in which the Business is conducted,
(i) own, manage, operate, join, control or participate in the ownership, management, operation or control of any business where such business is competitive with the Buyer's operation of the Business (defined as the Business conducted as of the Closing), nor (ii) compete with the AccessSwitch technology, AccessSwitch management and any derivatives thereof which are acquired by the Buyer pursuant to this Agreement.

         8.07 PATENTS AND TRADEMARKS. With respect to certain patents which relate to both the products sold by the Business and products sold by other companies within the Seller's affiliated group and certain trademarks which include the Madge name, Seller or the appropriate Seller's Affiliate shall grant to Buyer a non-exclusive license to use such patents and trademarks as the Buyer may require to carry on the Business following the Closing, on the terms and conditions set forth in the license agreement(s) attached hereto as Exhibit C. The Buyer shall be solely responsible for any filing or registration (and the costs thereof) at the US Patent and Trademark office or the UK trademark office or any similar foreign Governmental Authority which may be necessary or desirable in relation to the assignment or license of any patent or trademark by the Seller or Sellers' Affiliates to the Buyer pursuant to this Agreement or the Related Agreements.

         8.08 MAKE RECORDS AND PERSONNEL AVAILABLE.

         (a) From and after the Closing Date, the Buyer shall make available to the Seller at its own cost and expense, from time to time as the Seller may reasonably request, employees of the Business and copies of such records transferred to the Buyer by the Seller pursuant to this Agreement as may be reasonably required to enable the Seller to defend against or assert claims related to or arising from ownership of the Purchased Assets or the conduct of the Business by the Seller and the Seller's Affiliates prior to the Closing Date, provided, however, that the Seller agrees to hold such records in confidence and to return the same to the Buyer promptly upon the conclusion of use by the Seller for the purposes herein specified. The Buyer shall maintain such records transferred by Seller pursuant to this Agreement for a period of six (6) years from the Closing.

         (b) From and after the Closing Date, the Seller shall make available to the Buyer at its own cost and expense, from time to time as the Buyer may reasonably request employees of the Seller or the Seller's Affiliates and copies of such records retained by Seller as identified in Section 2.01(f) of this Agreement and as may be reasonably required to enable the Buyer to defend against or assert any claims related to or arising from ownership of the Purchased Assets or the conduct of the Business by the Buyer after the Closing Date provided that Buyer agrees to hold such records in confidence and to return the same to the Seller promptly upon the conclusion of use by the Buyer for the purposes herein specified. The Seller shall maintain such records for a period of six (6) years from the Closing.

         8.09 PAYMENT OF TRANSACTION FEES.

         (a) Each of the Seller and the Buyer shall be responsible and liable for the payment of its respective expenses and fees incurred (with the Seller responsible and liable for the expenses and fees of the Seller's Affiliates) in connection with the negotiation, preparation, execution or performance of this Agreement and the Related Agreements, including, without limitation, all legal, accounting, consulting and other professional fees and expenses.

         (b) Except as provided for in (c)and (d) below, the Seller shall be responsible for the payment of all fees (including, without limitation, license fees), expenses and other charges related to the legal transfer of the title (where applicable) of Purchased Assets to the Buyer. The Seller shall be responsible for the payment of any fees, expenses and other charges incurred in relation to providing any required notice or soliciting or obtaining any consent or authorization with respect to the transactions contemplated by this Agreement or any of the Related Agreements (other than those fees relating to authorizations required by the Buyer), including, without limitation, any consent to or

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authorization for the assignment to the Buyer of any Contract or the novation of any Contract in favor of the Buyer. On the Closing Date, the Buyer shall reimburse the Seller the amount of $32,772.00 which the Seller has paid to SHERPA in connection with the Buyer's use of the SHERPA license.

         (c) The Buyer shall be responsible for any filing and the payment of any filing fees, payable to the United Stated Patent and Trademark office or any similar foreign Governmental Authority in relating to the assignment or license of any patent or trademark by the Seller or the Seller's Affiliates to the Buyer.

         (d) The Buyer shall be liable for any fees associated with the transfer of or obtaining any Permits.

         8.10 ACCOUNTS RECEIVABLE; ACCOUNTS PAYABLE AND PAYMENTS RECEIVED.
Schedule 8.10 contains an aging schedule listing the accounts receivable of the Business as at the Closing Date. The Seller confirms that it has not received any notices from or on behalf of any account debtor asserting any defense to payment or right of counterclaim or set off with respect to any of the accounts receivable or the intention to return any goods. The Seller agrees that it will utilize, and shall cause any company within the Seller's affiliated group to utilize, normal collection efforts consistent with past business practices of the Seller and the Seller's Affiliates in collecting the outstanding accounts receivable of the Business as of the Closing. The Seller shall not, and shall cause any company within the Seller's affiliated group not to, undertake any formal collection action (whether legal action, referral to a collection agency or otherwise) with respect to any such account receivable without first informing the Buyer. The Seller agrees to pay, and shall cause any company within the Seller's affiliated group to pay, in a manner consistent with past business practice of the Seller, the outstanding accounts payable of the Business as of the Closing. On or before the Closing, the Seller shall identify in writing to the Buyer any disputed accounts payable of the Business as of the Closing. The Seller and the Buyer agree that, after the Closing Date, they shall hold and shall promptly transfer and deliver to the other, from time to time as and when received by them and in the currency received by them, any cash, checks (with appropriate endorsements) or other property that they may receive on or after the Closing Date which property belongs to the other Party or is clearly designated as payment to the other Party for goods or services provided by such other Party, and each Party shall account to the other on a monthly basis for all such receipts.

         8.11 GUARANTEE OF PERFORMANCE.

The Seller shall cause Madge to deliver at the Closing the form of Guaranty attached hereto as Exhibit D pursuant to which Madge, N.V. shall irrevocably and unconditionally guarantee to the Buyer the full, faithful and prompt performance by the Seller and the other Seller's Affiliates of all of their obligations, when due, under this Agreement or any of the Related Agreements.

         (a) The Buyer shall cause York Telecom Corporation to deliver at the Closing the form of Guaranty attached hereto as Exhibit E pursuant to which York Telecom Corporation shall irrevocably and unconditionally guarantee to the Seller the full, faithful and prompt performance by the Buyer of all the Buyer's obligations, when due, under this Agreement or any of the Related Agreements.

         8.12 EMPLOYEES.

         (a) The Buyer shall offer immediate employment (so that no period of unemployment shall occur between employment with the Seller or any of the Seller's Affiliates prior to the Closing and employment with the Buyer on or after the Closing) to each of the Transferring Employees identified on Schedule 2.01(j), with such employment to commence immediately after the Closing. The Buyer intends to keep the Transferring Employees in the current geographical location where they work in the Business at the time of the Closing.

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         (b) Schedule 8.12(b) sets forth the Buyer's existing benefits generally available to the Buyer's (or York Telecom Corporation's) employees as of the Closing. The Buyer further agrees to offer participation in the employee benefit plans set forth in Schedule 8.12(b) to the Transferring Employees, and to cause, without interruption in coverage, the Transferring Employees to become participants in such employee benefit plans. The Buyer further agrees to provide prior service credit with the Seller to Transferring Employees for purposes of vesting and eligibility in the Buyer's employee benefit plans. The Buyer further agrees to provide Transferring Employees credit toward any deductibles, co-payments and out-of-pocket limits under the Buyer's Employee Welfare Benefit Plans for all covered expenses incurred by the Transferring Employees under the Seller's Employee Welfare Benefit Plans since January 1, 2000.

         (c) Seller acknowledges and agrees that, on and as of the Closing Date, if any Transferring Employee is entitled to an increase in benefits or acceleration of vesting under the Seller's Employee Benefit Plans, such increased benefit or accelerated vesting shall remain a liability of Seller. In no event, however, shall Seller be liable to the Transferring Employees for any benefits that may accrue after the Closing Date.

         (d) Seller shall be responsible for all notifications required by ERISA 104(b)(1)(HIPAA - 101(c)(1). Seller agrees to provide or continue to provide required COBRA coverage for any former employees of the Business, and their dependents, who were COBRA covered participants prior to the Closing Date. To the extent any of the Transferring Employees cease to be employees of Buyer after the Closing Date, and such Transferring Employees are, or become, entitled to benefits under COBRA or HIPAA, Buyer shall provide such notices and benefits as are required by law.

         (e) With regard to any UK Transferring Employee, the Buyer shall comply with TUPE in respect of such employees and their transfer pursuant to this Agreement. The parties acknowledge and agree that under TUPE the contracts of employment of the UK Transferring Employees will have effect after the Closing as if originally made between the Buyer and the UK Transferring Employees; provided that the parties acknowledge and agree that the Buyer will not be bound by, subject to, liable for or obligated under any provision of such contracts of employment pursuant to which any of the UK Transferring Employees participates or is entitled to participate in any stock option plan, stock purchase plan or other equity plan sponsored by the Seller or any member of the Seller's affiliated group, including, without limitation, the Madge N.V. 1993 Stock Option Plan and the Madge Ltd 1993 Employee Stock Purchase Plan. The parties acknowledge and agree that the Buyer shall not be liable to the UK Transferring Employees nor obligated to compensate or provide any replacement or substituted benefit to the UK Transferring Employees for any loss arising out of the termination or forfeiture of any stock, option, account, right, benefit or interest under any stock option plan, stock purchase plan, or other equity plan sponsored by the Seller or any member of the Seller's affiliated group.

         (f) Neither the Buyer nor the Seller intend that this Section 8.12 create any rights or interests, except as between the Buyer, the Seller and the Seller's Affiliates, and no present or future employees (or any dependents or beneficiaries of such employees) of either Party (or any of the Seller's Affiliates) will be treated or deemed as third party beneficiaries in or under this Agreement.

         (g) Until the earlier of two (2) months after the Closing Date or the date on which the Buyer provides medical coverage to the UK Transferring Employees, the Seller or the applicable Seller's Affiliate shall continue to provide medical insurance coverage to the UK Transferring Employees under their current medical insurance arrangement. The Buyer will reimburse the Seller or the applicable Seller's Affiliate for the amount of the costs incurred by it to continue such coverage.

         8.13 PREMISES FOR THE BUSINESS. The Parties acknowledge and agree that the Buyer shall be solely responsible for finding office accommodation for the Business following the Closing Date and the Seller shall have no liability in relation thereto.

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         8.14 RESELLER RELATIONSHIP. During the three (3) month transitional period immediately following the Closing, the Parties agree, on request from the Seller, to negotiate on mutually acceptable terms an industry standard VAR agreement pursuant to which Seller or the Seller's Affiliates will be a reseller of Buyer in the territories and upon the terms to be mutually agreed.

         8.15 ENGINEERING SUPPORT. The Buyer, Seller and Vital will meet within one (1) month of the Closing Date to discuss who will provide standard support for the current installations in ROW (rest of world - i.e. everywhere outside of the United States and Canada) for the duration of the existing customer contracts executed prior to the Closing (whether written or oral) with the final decision to be made by the Buyer.

         8.16 CUSTOMER SERVICE. Subject to, and in addition to, the terms of the trademark license agreement attached as Exhibit C, for a period of one (1) year after the Closing, the Buyer will use its reasonable best efforts to maintain a reasonably similar level of customer service as provided by the Seller at the time of the Closing, and the Buyer will not take any action to disparage the "Madge" name.

         8.17 ISRA FILING. The Seller shall comply at its sole expense with the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 et seq., and the regulations promulgated thereunder through the issuance of a letter of non-applicability, a de minimis exemption or a No Further Action Letter or the equivalent.

                                   ARTICLE 9
                     CONDITIONS TO OBLIGATIONS OF THE SELLER

         In addition to the satisfaction of the Closing Conditions pursuant to section 2.01, the obligations of the Seller under this Agreement are subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived in whole or in part by the Seller in its sole discretion by delivery of a written notice to that effect to the Buyer, which shall constitute a release by the Seller with respect to such condition.

         9.01 NO LITIGATION. At the Closing Date, no litigation, proceeding, investigation, or inquiry shall be pending or threatened to enjoin or prevent the consummation of the transactions contemplated by this Agreement.

         9.02 TRUTH OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Buyer contained herein shall be true and correct in all material respects at and as of the Closing as if made as of the Closing in each case. The Buyer shall furnish the Seller with an appropriate closing certificate to that effect dated the Closing Date.

         9.03 PERFORMANCE BY THE BUYER. All of the covenants and agreements required by this Agreement to have been performed and complied with by the Buyer shall have been performed and complied with by the Buyer in all material respects prior to or on the Closing Date in each case. The Buyer shall furnish the Seller with an appropriate closing certificate to that effect dated the Closing Date.

         9.04 STATUTORY PROHIBITION. No written or published statute, rule, regulation or order shall have been enacted, entered or deemed applicable by any domestic or foreign government or governmental or administrative agency or court which would make the transactions contemplated by this Agreement illegal.

         9.05 PAYMENT OF PURCHASE PRICE. The Buyer shall deliver to the Seller on the Closing Date, the amount of $305,061, being the Asset Consideration, the first installment of the Customer Service Inventory, and the payment for the SHERPA license, in cash or immediately available funds.

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         9.06 CHARTER DOCUMENTS, ETC. Buyer shall have delivered such certificates or other documents as may be reasonably requested by Seller or its counsel, including, without limitation, certificates of good standing and customary closing certificates of the Secretary of the Buyer with respect to representations, warranties, covenants and any other relevant matters.

         9.07 AGREEMENT AND RELATED PARTY AGREEMENTS. Buyer shall have executed and delivered the Agreement and each of the Related Agreements to which it is a party.

         9.08 NO BANKRUPTCY OR INSOLVENCY. No proceeding in which the Buyer or York Telecom Corporation shall be a debtor, defendant or party seeking an order for its own relief or reorganization shall have been brought or be pending by or against the Buyer under any United States bankruptcy or insolvency law.

         9.09 GENERAL. All instruments and legal and corporate proceedings in connection with the transactions contemplated by this Agreement and the other Related Agreements shall be reasonably satisfactory in form and substance to Seller, and Seller shall have received counterpart original, or certified or other copies, of all documents that it may reasonably request in connection therewith.

         9.10 NO MATERIAL ADVERSE CHANGE. There has been no material adverse change in the financial condition of the Buyer or of York Telecom Corporation.

                                   ARTICLE 10
                     CONDITIONS TO OBLIGATIONS OF THE BUYER

         In addition to the satisfaction of the Closing Conditions pursuant to section 2.01, the obligations of the Buyer under this Agreement are subject to the satisfaction at or prior to the Closing Date of the following conditions, any of which may be waived in whole or in part by the Buyer in its sole discretion by delivery of a written notice to that effect to the Seller, which shall constitute a release by the Buyer with respect to such condition.

         10.01 NO LITIGATION. At the Closing Date, no litigation, proceeding, investigation, or inquiry shall be pending or threatened to enjoin or prevent the consummation of the transactions contemplated by this Agreement, or involving any of the Purchased Assets or Assumed Liabilities (apart from the Lucent Claims).

         10.02 NO CASUALTY. Prior to the Closing Date, there shall not have occurred any material single uninsured casualty in or to any of the material Purchased Assets, unless the Seller agrees to replace the damaged or destroyed Purchased Asset(s) or unless the Buyer and the Seller mutually agree to an adjustment in the Purchase Price.

         10.03 TRUTH OF REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Seller contained herein shall be true and correct in all material respects at and as of the Closing as if made as of the Closing in each case. The Seller shall furnish the Buyer with an appropriate closing certificate to that effect dated the Closing Date.

         10.04 PERFORMANCE BY THE SELLER AND THE SELLER'S AFFILIATES. All of the covenants and agreements required by this Agreement to have been performed and complied with by the Seller and the Seller's Affiliates shall have been performed and complied with by the Seller and the appropriate Seller's Affiliate in all material respects prior to or on the Closing Date in each case. The Seller shall furnish the Buyer with an appropriate closing certificate to that effect dated the Closing Date.

         10.05 NO MATERIAL ADVERSE CHANGE. There shall not have been any adverse change in the financial condition or property of the Business as such is currently conducted which change is materially adverse to the value of the Purchased Assets taken as a whole or materially adverse to the Business, the condition (financial or otherwise), prospects or results of operations of the Business in each case taken as a whole.

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
         10.06 STATUTORY PROHIBITION. No written or published statute, rule, regulation or order shall have been enacted, entered or deemed applicable by any domestic or foreign government or governmental or administrative agency or court which would make the transactions contemplated by this Agreement illegal.

         10.07 NO BANKRUPTCY OR INSOLVENCY. No proceeding in which the Seller or any of the Seller's Affiliates (which have a material interest in the Business), shall be a debtor, defendant or party seeking an order for its own relief or reorganization shall have been brought or be pending by or against the Seller or any of the Seller's Affiliates under any United States or United Kingdom bankruptcy or insolvency law.

         10.08 CHARTER DOCUMENTS, ETC. Seller shall have delivered such certificates or other documents as may be reasonably requested by Buyer or its counsel, including without limitation certificates of good standing of the Seller from the Secretary of State of the State of Delaware and the Department of Treasury of the State of New Jersey, and customary closing certificates of Seller with respect to representation, warranties, covenants and any other relevant matters.

         10.09 AGREEMENT AND RELATED PARTY AGREEMENTS. Seller and each of the Seller's Affiliates shall have executed and delivered the Agreement and the Related Agreements to which it is a party. Madge, N.V. shall have executed and delivered its Guaranty.

         10.10 DELIVERY OF POSSESSION. Seller shall have delivered to Buyer possession and control of the Purchased Assets by allowing the Buyer to take possession of the Purchased Assets at the places they are located at on the Closing Date, apart from the Inventory which shall be delivered to Freedom in accordance with section 4.07.

         10.11 UCC-3 TERMINATION STATEMENTS. Seller shall have delivered to Buyer executed UCC-3 Termination Statements, in form and substance reasonably satisfactory to Buyer, and terminating the UCC-1 Financing Statements identified on Schedule 6.10. The Seller shall continue to have an obligation after the Closing to provide the Buyer with all executed UCC-3 Termination Statements which are not delivered on or before the Closing Date.

                                   ARTICLE 11
                                     CLOSING

         11.01 THE CLOSING DATE. If the sale and purchase becomes unconditional in accordance with section 2.01, the Closing shall take place at the Seller's offices, 625 Industrial Way West, Eatontown, New Jersey 07724 on 29 September, 2000 or at such other place and time as the Buyer and the Seller shall agree upon. Such date is herein called the "Closing Date". The Closing shall be deemed effective as of the close of business, Eastern Daylight Time, on the Closing Date. If all of the conditions specified in Articles 9 and 10 shall have been fulfilled or waived in writing by the Buyer or by the Seller, as the case may be, on or before the Closing Date, then, on the Closing Date, the Buyer and the Seller shall make the following deliveries.

         11.02 DELIVERIES BY THE BUYER. Subject to the terms and conditions of this Agreement, at the Closing the Buyer shall deliver or cause to be delivered to the Seller:

         (a) this Agreement;

         (b) amount of $305,061 being the Asset Consideration, the first installment of the Customer Service Inventory, and the payment for the SHERPA license, in cash or immediately available funds;

         (c) copies of the Buyer's Certificate of Incorporation and By-laws;

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        (d) a certificate executed by the Buyer certifying that each of the representations and warranties of the Buyer set forth herein is true and correct in all material respects as of the Closing Date, and that each of the covenants and agreements to be performed and complied with by the Buyer have been performed and complied with in all material respects;

         (e) an incumbency and specimen signature certificate with respect to the officers of the Buyer executing this Agreement, the Related Agreements and any other document or instrument delivered by the Buyer hereunder;

         (f) Certificate of Good Standing of the Buyer issued by the Department of Treasury of the State of New Jersey;

         (g) Guaranty of York Telecom Corporation; and

         (h) any other documents required to be delivered under this Agreement.

         11.03 DELIVERIES BY THE SELLER. Subject to the terms and conditions of this Agreement, at the Closing the Seller shall deliver or cause the Seller's Affiliates to deliver to the Buyer:

         (a) this Agreement;

         (b) assignments in respect of the Sellers' ownership rights in the copyrights, certain of the trademarks and certain of the patents in mutually satisfactory form.

         (c) copies of the Seller's Articles of Incorporation and By-laws;

         (d) the license agreement for the use by the Buyer of the tradename "Madge;"

         (e) the license agreements for the use by the Buyer of the certain patents which relate to both products sold by the Business and by other companies within the Seller's Affiliated group and certain trademarks which include the Madge name;

        (f) a certificate executed by the Seller certifying that each of the representations and warranties of the Seller set forth herein is true and correct in all material respects as of the Closing Date, and that each of the covenants and agreements to be performed and complied with by the Seller and the Seller's Affiliates have been performed and complied with in all material respects;

         (g) an incumbency and specimen signature certificate with respect to the officers of the Seller and the Seller's Affiliates executing this Agreement, the Related Agreements and any other document or instrument delivered by the Seller hereunder;

         (h) Certificate of Good Standing of the Seller issued by the Secretary of State of Delaware and the Department of Treasury of the State of New Jersey;

         (i) The Guaranty of Madge Networks, N.V.;

         (j) Letter of Non-Applicability, No Further Action Letter or its equivalent issued by the New Jersey Department of Environmental Protection under ISRA; and

         (k) any other documents required to be delivered by the Seller under this Agreement.

         11.04 RIGHTS TO POSSESSION. The Buyer's rights to possession of the Purchased Assets shall commence once Closing has been completed in accordance with this Article 11, and the Buyer shall

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take possession of the Purchased Assets (apart from the Inventory which shall be delivered to Freedom in accordance with section 4.07) at the places they are located on the Closing Date.

                                   ARTICLE 12
              SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

         12.01 SURVIVAL. The representations, warranties, covenants and agreements of the Parties contained in this Agreement shall survive the Closing only for the applicable period set forth in this Article 11 as follows:

         (a) the representations and warranties in Sections 6.13 (Tax Matters),
6.14 (Litigation), 6.18 (Employee Benefit Plans) and 7.04 (Litigation) shall survive the Closing until the expiration of the applicable statutory period of limitation, giving effect to any waiver, mitigation or extension thereof;

         (b) the representations and warranties in Section 6.01 (Organization, Qualification and Corporate Power), Section 6.03 (Corporate Authority), Section
6.10 (Title to Purchased Assets), Section 7.01 (Organization, Qualification and Corporate Power), and Section 7.02 (Corporate Authority) shall survive the Closing without limitation;

         (c) the representations and warranties in Section 6.12 (Intellectual Property) shall survive the Closing for the period of time which is the lesser of (i) the applicable statutory period of limitation, giving effect to any waiver, mitigation or extension thereof, or (ii) five (5) years from the Closing Date;

         (d) the Seller's indemnity for the Lucent Claims pursuant to section 13.01(b) shall not survive after October 1, 2003.

         (e) all other representations and warranties shall survive the Closing for a period of thirty (30) months from the Closing Date;

         (f) the covenants and agreements contained in this Agreement which do not have specific time periods of applicability shall survive the Closing Date without limitation; and

         (g) the covenants and agreements contained in this Agreement which have specific time periods of applicability shall survive the Closing Date for the periods set forth therein.

         12.02 NOTICE OF CLAIM. No Party shall have an obligation to indemnify the other for breach of any representation, warranty, covenant or agreement unless notice of a claim for indemnification with respect to such breach has been submitted in accordance with Article 13 prior to the end of the applicable survival period. If written notice of a claim for breach of any representation, warranty, covenant or agreement has been given by a party within the notice periods of Article 13, and prior to the expiration of the survival period applicable thereto as provided in Section 12.01, then the relevant representation, covenant or agreement shall survive until the claim has been finally resolved.

                                   ARTICLE 13
                                 INDEMNIFICATION

         13.01 INDEMNIFICATION OF THE BUYER.

         (a) General. Seller hereby agrees to indemnify, and hold harmless each of the Buyer, its Affiliates and their respective officers, directors, employees, agents, advisors and representatives (the "Buyer Indemnitees") from and against any Loss incurred by any of the Buyer Indemnitees arising out of, resulting from or relating to (i) any breach of any representation or warranty made by Seller or any of the Seller's Affiliates in this Agreement or any of the Related Agreements or in any certificate or other closing document furnished by the Seller or any of the Seller's Affiliates pursuant to this Agreement or any of the Related Agreements, (ii) any breach or default in performance by the Seller

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
or any of the Seller's Affiliates of any covenant or agreement of the Seller or any of the Seller's Affiliates in this Agreement or in any of the Related Agreements or in any certificate or other closing document furnished by the Seller or any of the Seller's Affiliates, pursuant to this Agreement or any of the Related Agreements, (iii) the Retained Liabilities, (iv) the failure to obtain the consent or authorization required for the assignment or novation of any Contract, (v) the failure to obtain any other consent or other authorization required in connection with the consummation of this Agreement and the Related Agreements and the transactions contemplated herein and therein, (vi) the failure to provide notice or timely notice required of the Seller or any of the Seller's Affiliates in connection with the consummation of this Agreement and the Related Agreements and the transactions contemplated herein and therein,
(vii) the operation of the Business by the Seller or any of the Seller's Affiliates prior to the Closing, provided that this clause 13.01(a) shall not apply to the Lucent Claims in respect of which the Seller shall indemnify the Buyer pursuant to the terms of clause 13.01(b), (viii) any patent infringement claim (other than the Lucent Claims which are covered by the terms of clause 13.01(b) of this Agreement) following the Closing, provided that the Seller's indemnification obligation for any such patent infringement claim shall only cover Losses arising out of the operation of the Business by the Seller or any of the Seller's Affiliates prior to the Closing, or (ix) any claim by a UK Transferring Employee arising out of (a) the termination or forfeiture of any stock, option, account, right, benefit or other interest of any UK Transferring Employee under the Madge N.V. 1993 Stock Option Plan, the Madge Ltd. 1993 Employee Stock Purchase Plan, or any other equity plan offered by the Seller or any of the Seller's Affiliates, or (b) either the Buyer not offering any stock option plan, stock purchase plan or any other type of equity plan to the UK Transferring Employees, or the Buyer offering a stock option plan, stock purchase plan, or other type of equity plan to the UK Transferring Employees on terms which are not as good as the terms contained in any such plan sponsored by the Seller or any of the Seller's Affiliates.

         (b) INDEMNIFICATION FOR LUCENT CLAIMS. Seller hereby agrees to indemnify, defend and hold Buyer Indemnitees harmless against any and all Losses (excluding special, incidental and consequential damages) arising out of, resulting from, relating to or arising in connection with any claim asserted by Lucent Technologies or its affiliates (collectively "Lucent") in respect of the Lucent Claims, provided that if Lucent secures an injunction or other equitable relief against any Buyer Indemnitee, Seller shall also indemnify, defend and hold such Buyer Indemnitee harmless against any and all special, incidental and consequential damages in respect thereof.

         Seller shall assume and conduct the defense of each claim in respect of the Lucent Claims and shall have exclusive control of the defense of each such claim and, except as otherwise expressly provided herein, all negotiations relating to settlement. Buyer shall assist Seller in all necessary respects in the defense of such claim and all negotiations relating to settlement and shall make reasonably available to the Seller, without cost, all witnesses, pertinent records, materials and other information relating to such claims which is under Buyer's control. Seller shall keep Buyer informed, on request, of the progress of such defense and negotiations relating to settlement of such claims. Seller shall not settle or compromise any such claim or make any admission of liability which provides for or would result in injunctive or equitable relief against the Buyer without the Buyer's express prior written consent.

         Seller shall not be liable for any infringement that would not occur but for a modification by Buyer of products which are the subject of the Lucent Claims, except to the extent that such modification is based on work in progress obtained by Buyer as part of the Purchased Assets.

         The Seller's indemnity obligation under this Section 13.01(b) does not apply to any Loss arising in relation to Buyer Indemnitee sales or other activities after October 1, 2003.

         13.02 INDEMNIFICATION OF THE SELLER. The Buyer hereby agrees to indemnify, and hold harmless each of the Seller, its Affiliates, including each Seller's Affiliate, and their respective officers, directors, employees, agents, advisors and representatives (the "Seller Indemnitees") from and against any Loss arising out of, resulting from or relating to (a) any breach of any representation or warranty made by the Buyer or any of the Buyers' Affiliates in this Agreement or in any of the

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Related Agreements or in any certificate or other closing document furnished by the Buyer or any of the Buyers' Affiliates pursuant to this Agreement or any of the Related Agreements, (b) any breach or default in performance by the Buyer or any of the Buyers' Affiliates of any covenant or agreement of the Buyer or any of the Buyers' Affiliates in this Agreement or in any of the Related Agreements or in any certificate or other closing document furnished by the Buyer or any of the Buyers' Affiliates, pursuant to this Agreement or any of the Related Agreements, (c) the Assumed Liabilities, (d) the failure of Buyer or any of the Buyers' Affiliates to provide notice or timely notice required of the Buyer or any of the Buyers' Affiliates in connection with the consummation of this Agreement and the Related Agreements and the transactions contemplated herein and therein, (e) the operation of the Business by the Buyer or the Buyer's Affiliates after the Closing, or (f) any patent infringement claim following the Closing, provided that the Buyer's indemnification obligation for any such patent infringement claims shall only cover Losses arising out of the operation of the Business by the Buyer after the Closing.

         13.03 LIMITS ON INDEMNIFICATION.

         (a) The Seller shall not be liable under the terms and provisions of this Article 13 unless and until the aggregate amount of liability for indemnification claims made by the Buyer Indemnitees exceeds twenty thousand dollars ($20,000) (the "Buyer Liability Basket") at which time the Seller shall be liable for the full amount (including the amount of the Buyer Liability Basket) of all indemnification claims made by the Buyer Indemnitees up to an aggregate amount of two million dollars ($2,000,000); provided, that the aggregate amount of all claims excluding the Lucent Claims which the Seller shall be liable for is one million dollars ($1,000,000) (the "Buyer Liability Cap"). The Buyer Liability Basket and the Buyer Liability Cap set forth in this
Section 13.03(a) shall not apply in the event of fraud, in which case the Buyer Indemnitees shall be entitled to indemnification on a dollar for dollar basis for the full amount of the Loss. The Buyer Liability Basket shall not apply to any indemnification claim made by any of the Buyer Indemnitees with respect to the Lucent Claims. Further, in the event any settlement payments are made in connection with the Lucent Claims, including, without limitation, any fees, expenses and charges under a license agreement (all of such amounts which shall be paid by the Seller), the prorated amount of the aggregate fees, expenses and charges attributable to the period prior to the Closing shall not be counted against the Buyer Liability Cap.

The Buyer shall not be liable under the terms and provisions of this Article 13 unless and until the aggregate amount of liability under Article 13 for indemnification claims made by the Seller Indemnitees exceeds ten thousand dollars ($10,000) (the "Seller Liability Basket"), at which time the Buyer shall be liable for the full amount (including the amount of the Seller Liability Basket) of all indemnification claims made by the Seller Indemnitees up to an aggregate amount of one million dollars ($1,000,000) (the "Seller Liability Cap"). The Seller Liability Basket and Seller Liability Cap set forth in this
Section 13.03(b) shall not apply in the event of fraud in which case the Seller Indemnitees shall be entitled to indemnification on a dollar for dollar basis for the full amount of the Loss.

         (b) The amount of any indemnified loss suffered by any Buyer Indemnitee or Seller Indemnitee shall be reduced by the net effect of any tax-related benefits related to the claim and/or insurance coverage and/or claim against a third party which is realized by such indemnified party following the date of such loss in respect of or as a result of such indemnified loss. Notwithstanding the foregoing, it is understood and agreed that the determination of the net tax effect and/or insurance coverage benefit of any indemnified loss and/or third party claim, if any, shall not delay payment or indemnification of such indemnified loss by the indemnifying party.

         (c) Apart from (i) the Lucent Claims, (ii) any claim with respect to a breach of Section 6.12(e) of this Agreement, or (iii) any patent infringement claim to the extent covered by Section 13.01(a)(viii), neither the Seller nor any of the Sellers' Affiliates shall be liable to the Buyer

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Indemnitees under the terms and provisions of this Article 13 in respect of any patent infringement claim following the Closing.

         (d) PROCEDURES FOR CLAIMS.

                  A Buyer Indemnitee or Seller Indemnitee shall provide written notice of any indemnification claim under Article 12 (excluding all Lucent Claims other than any claim in respect of the Lucent Claims asserted against Buyer after the Closing Date) to the indemnifying party within ten (10) business days of such party becoming aware of the existence of such indemnification claim, stating the amount claimed to be due and payable, the basis of the claim and the provision(s) of the Agreement under which such claim is asserted. Failure to give notice as required in this Section 13.03 shall not affect the indemnification obligations of the indemnifying party except to the extent the indemnifying party can demonstrate such failure materially prejudiced such party's ability to successfully defend the matter giving rise to the claim.

         13.04 THIRD PARTY CLAIMS.

         (a) Upon the assertion of any claim against a Buyer Indemnitee or a Seller Indemnitee for which the indemnifying party may be responsible under this Agreement (each, a "Third Party Claim") the indemnifying party shall have the right, exercisable by written notice to the Buyer Indemnitee or Seller Indemnitee, to assume and conduct the defense of each Third Party Claim with counsel selected by the indemnifying party. If the indemnifying party does assume and conduct the defense of a Third Party Claim, the Buyer Indemnitee or Seller Indemnitee shall cooperate and make reasonably available to the indemnifying party, without cost, all witnesses, pertinent records, materials and information relating to the Third Party Claim and under such indemnitee's control.

         (b) If the indemnifying party does not assume the defense of such Third Party Claim in accordance with this Section 13.04, then the Buyer Indemnitee or Seller Indemnitee may continue to defend the Third Party Claim. If the indemnifying party does assume the defense of a Third Party Claim, then the indemnifying party shall not be liable for any legal expenses subsequently incurred by the Buyer Indemnitee or Seller Indemnitee in connection with the defense thereof. However, the Buyer Indemnitee or Seller Indemnitee may assume its own defense and the indemnifying party shall be liable for all reasonable costs or expenses paid or incurred in connection therewith, upon the indemnifying party's failure to defend diligently the Third Party Claim, and the provision of notice from the Buyer Indemnitee or Seller Indemnitee to the indemnifying party with regard thereto.

         (c) Without the prior written consent or authorization, which consent or authorization will not be unreasonably withheld, the indemnifying party shall not consent to a settlement of, or entry of any judgment arising from any Third Party Claim which does not include as a term thereof the giving by the claimant to the Buyer Indemnitee or Seller Indemnitee of a release from all liability in respect of such Third Party Claim. If the Buyer Indemnitee or Seller Indemnitee defends the Third Party Claim, the Buyer Indemnitee or Seller Indemnitee may defend and settle such claim or litigation, after giving notice to the indemnifying party, on such terms as the indemnified party may deem appropriate.

         (d) The terms of this Section 13.04 shall not apply to any claim in respect of the Lucent Claims.

         13.05 DISCLOSURES. The Buyer shall not be entitled to claim that any fact or combination of facts constitutes a breach of any of the representations, warranties, covenants and agreements in this Agreement to the extent that such fact or combination of facts has been disclosed in the Disclosure Schedules or is apparent from any document which is expressly identified in the Disclosure Schedule and delivered therewith.

         13.06 ENTIRE AGREEMENT. Neither the Buyer nor the Seller have relied on any representation, warranty or covenant of the other Party or any other person except as expressly set

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forth in this Agreement, any of the Related Agreements or in any certificate or closing document furnished by either Party pursuant to this Agreement or any of the Related Agreements. No representation, warranty or covenant which is not contained in this Agreement, any of the Related Agreements, or any certificate or closing document furnished pursuant to this Agreement or any of the Related Agreements shall give rise to any liability under this Agreement or any of the Related Agreements.

         13.07 KNOWLEDGE, SEARCHES AND JOINT MANAGEMENT. The Buyer shall not be entitled to claim that any fact or combination of facts constitute a breach of any of the representations, warranties, covenants and agreements in this Agreement and thereby assert a claim under this Article 13, to the extent that such fact or combination of facts (a) is within the actual knowledge of Ron Gaboury and David Ireland of the Buyer and/or (b) is revealed by the searches or investigations carried out by the Buyer's attorney as listed and attached at
Schedule 13.07, and/or (c) arises out of or results from any act or omission of the Buyer during the Buyer's joint management of the Business for the period from May 2, 2000 to June 30, 2000 which amounts to a breach of the joint management agreement dated 4 May, 2000 between the parties, and/or (d) arises out of or results from the willful misconduct or gross negligence of the Buyer during the Buyer's consultancy with the Business for the period from July 1, 2000 to August 31, 2000 which amounts to a breach of the consultancy letter agreement dated August 1, 2000 between the Parties.

         13.08 SUBJECT TO THE AGREEMENT . The Buyer and the Seller acknowledge and agree that the representations, warranties, covenants and agreements in this Agreement are given subject to the Agreement, the Related Agreements and all exhibits, schedules and annexes thereto and all other documents, acts and transactions entered into or to be entered into in pursuance or referred to in the Agreement and the provisions of and all information contained in any such documents.

         13.09 DISCLOSURE SCHEDULES. The contents of each Disclosure Schedule and all documents referred to and attached to such Disclosure Schedules shall be deemed to have been disclosed in relation to every provision of the Agreement to which they relate so that the Seller is not obliged to cross reference items disclosed on a Disclosure Schedule to items disclosed on one or more of the other Disclosure Schedules to this Agreement.

                                   ARTICLE 14
                                 MISCELLANEOUS

         14.01 NOTICES. All notices, requests, demands, consents and communications necessary or required under this Agreement shall be deemed duly given (i) when personally delivered, (ii) upon receipt of a telephonic facsimile transmission with a confirmed facsimile receipt, (iii) seven (7) days after having been deposited, certified or registered mail, return receipt requested, postage prepaid, or (iv) two (2) business days after having been dispatched by a nationally recognized overnight courier service, addressed to the Seller or the Buyer at the following address (or at such other address or number as is given in writing by the Seller or the Buyer) as follows:

                  If to the Buyer:       Yorktel Acquisition Corporation
                                         1 Industrial Way West, Building E
                                         Eatontown, New Jersey  07724
                                         Attention:  President
                                         Facsimile No.: (732) 389-5210

                  If to the Seller:      Madge Networks (New Jersey) Inc.
                                         Wexham Springs
                                         Framewood Road
                                         Wexham
                                         Slough, SL3 6PJ
                                         England

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
                                         Attention:  Legal Department
                                         Facsimile No.: +44 1753 661448

         14.02 SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties hereto; provided, however, that this Agreement may not be assigned by any Party without the prior written consent of the other Party.

         14.03 WAIVER. None of the terms or conditions of this Agreement may be waived except in writing, specifically so stating, at any time by the Party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of such provision at any time in the future or a waiver of any other provision hereof.

         14.04 CAPTIONS. The captions set forth in this Agreement are for convenience only and shall not be considered as part of this Agreement, and shall not affect in any way the meaning of the terms and provisions hereof.

         14.05 ENFORCEABILITY. If any provision of this Agreement as applied to any Party or to any circumstance shall be adjudged by a court to be invalid or unenforceable, the same shall in no way affect any other provision of this Agreement. The Parties intend this Agreement to be enforced as written. If any provision of this Agreement shall otherwise finally be determined to be unlawful, then such provision shall be deemed to be severed from this Agreement and every other provision of this Agreement shall remain in full force and effect.

         14.06 NO THIRD PARTY BENEFICIARY OR RIGHT TO RELY. Except under Article 13, this Agreement is not intended nor shall it confer any rights or remedies upon any Person other than the Parties to this Agreement. No Third Party is entitled to rely on any representations, warranties, covenants or agreements contained herein and no Party hereto shall incur any liability or obligation to any Third Party because of any reliance by such Third Party.

         14.07 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument

         14.08 GOVERNING LAW; CONSENT TO JURISDICTION. This Agreement shall in all respects be interpreted, construed and governed by and in accordance with the laws of the state of New Jersey. Any judicial proceeding commenced with respect to this Agreement shall be brought in any court of competent jurisdiction in Monmouth County, New Jersey or in the United States District Court for the District of New Jersey, and by execution and delivery of this Agreement, the Parties hereby consent to the exclusive jurisdiction of any such applicable court and waive any defense or opposition to such jurisdiction.

         14.09 NO STRICT CONSTRUCTION. The language used in this Agreement shall be deemed the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against either Party.

         14.10 PUBLIC ANNOUNCEMENTS. The Buyer and the Seller shall mutually agree on the terms of all press releases, other public announcements, and announcements relating to this Agreement and the transactions contemplated hereby.

         14.11 ENTIRE AGREEMENT; AMENDMENT. This Agreement, including all Disclosure Schedules and Exhibits hereto, together with the Related Agreements, constitute the sole understanding of the Parties with respect to the matters contemplated hereby and thereby and supercedes and renders null and void all other prior agreements and understandings, oral or written, between the Parties with respect to such matters. No amendment, modification or alteration of the

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terms and provisions of this Agreement, including the Disclosure Schedules and
Exhibits hereto, shall be binding unless the same shall be in writing, specifically so stating, and duly executed by the Party against whom such would apply.

         14.12 CONFIDENTIAL INFORMATION.

         (a) For a period of five (5) years after the Closing, Seller will treat and hold as confidential (and will use its best efforts to cause all Affiliates of Seller to treat and hold as confidential) all information in its possession concerning the Buyer, the Buyer's Affiliates and the Business, and refrain from using any such information, except that Seller may disclose information that becomes public other than through the act of Seller or an Affiliate of Seller and to the extent required by applicable law or legal process.

For a period of five (5) years after the Closing, Buyer will treat and hold as confidential (and will use its best efforts to cause all Affiliates of Buyer to treat and hold as confidential) all information with respect to the Seller or the Seller's Affiliates in its possession, other than information concerning the Business, and refrain from using any such information, except that Buyer may disclose information that becomes public other than through the act of Buyer or an Affiliate of Buyer and to the extent required by applicable law or legal process.

         IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered by its duly authorized representative as of the date first written above.


         MADGE NETWORKS (NEW JERSEY) INC.

         By:   /s/ David Elliott
            ------------------------------------

         Name:  David Elliott
              ----------------------------------

         Title:  General Manager
               ---------------------------------


         YORKTEL ACQUISITION CORPORATION

         By:   /s/ Ronald J Gaboury
            ------------------------------------

         Name:   Ronald J. Gaboury
              ----------------------------------

         Title:    President and COO
               ---------------------------------



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